As filed with the Securities and Exchange Commission on October 17, 2013

Registration No. 333-191079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Atlantic Coast Financial Corporation

(Exact Name of Registrant as Specified in Its Charter)

Maryland (State or other jurisdiction of incorporation or organization)	65-1310069 (I.R.S. Employer Identification No.)

10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, Florida 32256
(800) 342-2824

(Address of principal executive offices including zip code)

Thomas B. Wagers, Sr.
Interim President, Chief Executive Officer
and Chief Financial Officer
Atlantic Coast Financial Corporation
10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, Florida 32256
(800) 342-2824

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Washington, DC 20036 Telephone: (202) 822-9611 Facsimile: (202) 822-0140	Christopher S. Connell, Esq. Lori Buchanan Goldman, Esq. Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone: (215) 564-8000	Jonathan H. Talcott Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW, Suite 900 Washington, DC 20001 Telephone: (202) 712-2806

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 17, 2013

PRELIMINARY PROSPECTUS

       Shares

Atlantic Coast Financial Corporation

Common Stock

We are offering to sell      shares of our common stock, par value $0.01 per share.

Our common stock is listed on the Nasdaq Global Market under the symbol “ACFC.” On October 15, 2013, the last reported sale price for our common stock was $3.78 per share.

Investing in our common stock involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 10 of this prospectus.

These securities are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

None of the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, any state securities commission or any other state or federal bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds before expenses to us	$	$
Net proceeds after estimated expenses to us	$	$

(1)	Please see “Underwriting” beginning on page 48 of this prospectus for additional information regarding the underwriting agreement.

We anticipate that certain of our directors and officers will purchase shares in the offering.

We have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase up to       additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments of shares of our common stock, if any. If the underwriters exercise the over-allotment option in full, then the estimated net proceeds to us will be $     .

The underwriters expect to deliver the shares of our common stock to purchasers against payment on or about            , 2013.

FBR

The date of this prospectus is            , 2013.

Neither we nor the underwriters have authorized anyone to provide you with any additional information or information that is different from that contained in or incorporated by reference into this prospectus or any related free writing prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference into this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by law.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Market data contained in or incorporated by reference into this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in or incorporated by reference into this prospectus.

i

SUMMARY

This summary highlights information contained in or incorporated by reference into this prospectus. This summary may not contain all of the information that you should consider before investing in our securities. You should carefully read this prospectus, including the documents incorporated by reference, which are described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

All references in this prospectus to “Atlantic Coast Financial Corporation,” the “company,” “we,” “us,” “our,” or similar references refer to Atlantic Coast Financial Corporation and its subsidiaries on a consolidated basis, except where the context otherwise requires or as otherwise indicated. All references in this prospectus to “Atlantic Coast Bank” refer to Atlantic Coast Bank, the wholly-owned banking subsidiary of Atlantic Coast Financial Corporation.

Our Company

We are a thrift holding company headquartered in Jacksonville, Florida. Through our principal subsidiary Atlantic Coast Bank, a federally chartered thrift supervised by the Office of the Comptroller of the Currency, we serve the northeastern Florida and southeastern Georgia markets.

Atlantic Coast Bank was originally established in 1939 as a credit union to serve the employees of the Atlantic Coast Line Railroad. In November 2000, Atlantic Coast Bank converted from a credit union to a federally chartered mutual savings bank. In February 2011, we were formed to serve as the sole stockholder and holding company of Atlantic Coast Bank following a conversion from a mutual holding company to a stock corporation.

Atlantic Coast Bank has traditionally focused on attracting retail deposits and investing those funds in one- to four-family residential mortgage loans, home equity loans, commercial real estate loans and, to a lesser extent, automobile and consumer loans. Atlantic Coast Bank has also originated multi-family residential mortgage loans, commercial business loans and construction loans. Over the last five and a half years, our capital has been reduced significantly due primarily to credit losses directly resulting from the economic downturn that began in 2007. To reduce credit risk and preserve capital during the downturn, our management determined that it was in Atlantic Coast Bank’s best interest to reduce or cease certain of our lending activities. These included the (i) 2007 change in our guidelines on one- to four-family and home equity lines and loans, followed by the cessation of home equity line originations in late 2008, (ii) 2008 cessation of land and development lending, (iii) 2009 cessation of lending on income-producing commercial real estate, and (iv) 2009 reduction in our one- to four-family lending originations, followed by the 2012 cessation of all such originations. Although this strategy did help us preserve capital and reduce our credit risk, it also led to a significant contraction in Atlantic Coast Bank’s lending business.

More recently, however, Atlantic Coast Bank has begun to stabilize its financial condition and with steps we have taken and plan to take, we believe that we are positioned to make a full recovery. This offering is part of a new business strategy to raise capital, change leadership through changes to our senior management and board of directors and re-enter and expand traditional lines of business. As the economy and demand for residential lending in our primary market area continue to improve, we plan to resume one- to four-family originations as well as home equity lending, with tightened credit qualifying standards. We also intend to reestablish our lending for income-producing commercial real estate, with higher credit qualifying standards in debt service coverage, contingent debt restrictions and loan-to-value ratios, as rental rates and values in our primary market area stabilize and cash flow from such rentals becomes more sustainable.

In recent months, we have been able to improve our financial condition and preserve Atlantic Coast Bank’s core franchise. Our net losses have continued to narrow, to $3.6 million in the first six months of 2013, from $4.7 million and $4.9 million during the same periods in 2012 and 2011, respectively. As described in further detail below, our net losses for the first six months of 2013 were negatively impacted by merger-related costs of $1.3 million, which costs will not continue. Our active management of non-performing loans, which have decreased to 3.12% of total portfolio loans at June 30, 2013, from 5.76% and 8.94% as of December 31, 2012 and 2011, respectively, has significantly contributed to the reduction in net losses. At June 30, 2013, we also had cash on hand and unpledged securities of $91 million to support our liquidity needs. We believe that additional capital raised in this offering combined with a new and experienced management team will allow us to grow our franchise and return to profitability.

Market Opportunity

We believe that we are well positioned to take advantage of opportunities available in the markets we serve. We operate seven branches and one administrative office in the greater Jacksonville, Florida market and four branches in the southeastern Georgia market. In addition, we have a small business administration (SBA) lending office in Orlando, Florida, which makes small business loans in northeastern Florida, southeastern Georgia, South Carolina and North Carolina. As a result of the economic downturn and industry consolidation and acquisitions, we are one of the few remaining independent community-based financial institutions headquartered in northeastern Florida with leveragable scale and branch coverage. In addition, through our branch network in southeastern Georgia, we have a strong source of stable fee generating deposit accounts.

The Jacksonville metropolitan statistical area (MSA), with deposits of $46 billion as of June 30, 2012, is the third largest market in Florida by deposits, with an above average compounded annual deposit growth rate of 7.2% from 2008 to 2012 compared to 2.8% for the state of Florida. Jacksonville has a diversified industry base with manufacturing, aerospace, information technology and life sciences as major industries. It is generally less dependent on tourism and lower-skill retail industries, and hence more resilient, than other areas in Florida. In addition, Jacksonville has the third largest military presence in the United States as the MSA is home to four major military facilities, further stabilizing the area’s population and economy. Further, the Port of Jacksonville is the third largest port in Florida and the 17th largest port in the United States, and is currently the source of nearly 65,000 jobs. It is estimated that the Port of Jacksonville averages a $19 billion annual impact on the local economy, which is expected to increase with substantial planned growth upgrades to be implemented in 2015.

Due to the Jacksonville MSA’s improving economy, the unemployment rate has declined from 11.4% at its peak in January 2010 to 7.0% at June 30, 2013. The northeast Florida economy is trending up with single family home sales increasing from 12,586 in 2008, to 17,718 in 2012 and 21,058 on an annualized basis through June 30, 2013. Average median home prices have followed this upward trend increasing from $125,000 in December 2011 to $135,000 in December 2012 and $148,300 through June 2013.

The northeastern Florida banking market is dominated by three national banks that hold approximately 80% of the market share of deposits. There are very few community banks in this market with a critical mass of our asset size and branch office network. With the additional capital raised in this offering combined with a new and experienced management team, we believe we will have the opportunity to aggressively compete for commercial and small business loans and deposits as well as reemerge as a strong mortgage lender in an upward-trending residential market.

Economic Downturn

As the economic downturn began in 2007 and continued into mid-2009, our business incurred credit and other losses that collectively were significant and reduced our capital and weakened our financial condition. As a result, our management team took action to reduce our assets and change the mix of those assets in order to preserve capital and improve liquidity.

Our non-performing loans increased from $7.8 million, or 1.1% of total portfolio loans, at December 31, 2007 to their peak of $46.6 million, or 8.9% of total portfolio loans, at December 31, 2011. We have experienced cumulative net losses of $66.9 million from 2008 through June 30, 2013. The deterioration in our financial condition also led to reduced sources of liquidity other than deposits, which caused Atlantic Coast Bank to maintain high levels of cash and investments in securities, rather than investing in higher yielding loans. Additionally, despite capital preservation actions, our total risk-based and Tier 1 capital ratios fell from 12.1% and 7.7% at December 31, 2007, to 9.6% and 4.8% at June 30, 2013, respectively.

As a result of the deterioration in our asset quality, operating performance and capital adequacy, on August 10, 2012, we entered into a Consent Order with Atlantic Coast Bank’s primary banking regulator, the Office of the Comptroller of the Currency (the Consent Order), which required us, among other things to develop capital plans to achieve and maintain a total risk-based capital ratio that equals or exceeds 13.0% and a Tier 1 capital ratio that equals or exceeds 9.0% by December 31, 2012. Atlantic Coast Bank is not in compliance with these capital requirements as of June 30, 2013.

Recent Performance Trends

For the second quarter of 2013, we reported a net loss of $1.6 million or $0.62 per diluted share compared with a net loss of $3.0 million or $1.20 per diluted share for the second quarter of 2012. For the first six months of 2013, our net loss totaled $3.6 million or $1.43 per diluted share compared with a net loss of $4.7 million or $1.89 per diluted share for the first six months of 2012.

Our results for the first six months of 2013 included $1.3 million in costs associated with our proposed merger with Bond Street Holdings, Inc., which failed to win approval of our stockholders at a June 11, 2013 special meeting. We believe that in order to more clearly assess our fundamental operations, it is appropriate to adjust our reported net losses for the second quarter and first six months of 2013 to exclude these merger-related costs. On this basis, our adjusted net loss for the second quarter and first six months of 2013 was $0.4 million or $0.17 per diluted share and $2.3 million or $0.91 per diluted share, respectively. Adjusted net loss is a non-GAAP measurements. See the reconciliation of GAAP and non-GAAP measures provided in “— Reconciliation of GAAP and Non-GAAP Measures.”

Significant developments in the second quarter included:

•	Adjusted net loss decreased 86% to $0.4 million for the second quarter of 2013 from $3.0 million for the same quarter in 2012, and 78% from $1.9 million for the first quarter of 2013. The adjusted net loss decreased 51% to $2.3 million for the six months ended June 30, 2013, from $4.7 million for the six months ended June 30, 2012.
•	Non-performing assets decreased 38% to $25.2 million or 3.40% of total assets at June 30, 2013, from $40.8 million or 5.24% of total assets at June 30, 2012.
•	Annualized net charge-offs to average loans decreased to 1.79% for the second quarter of 2013 from 3.69% for the same period in the previous year.

The table below illustrates the trend of improved credit quality from December 31, 2008 through June 30, 2013:

	At June 30, 2013	At December 31,
		2012	2011	2010	2009	2008
	(dollars in millions)
Non-performing Loans (NPLs)	$12,386	$24,884	$46,615	$28,125	$35,150	$25,535
Real Estate Owned	12,861	8,065	5,839	9,940	5,028	3,332
Classified Loans	23,589	37,405	59,321	33,573	42,037	29,916
Allowance for Loan Losses (ALLL)	10,029	10,889	15,526	13,344	13,810	10,598
% of ALLL to NPLs	80.97%	43.76%	33.31%	47.45%	39.29%	41.50%
% of ALLL to Classified Loans	42.52%	29.11%	29.03%	39.75%	32.85%	35.43%

Turnaround Plan

We have begun developing and implementing a recovery plan to grow our business, increase liquidity, bolster capital, decrease cost of funds and return to profitability. We believe these actions will allow us to revitalize Atlantic Coast Bank and to aggressively compete in our northeastern Florida and southeastern Georgia markets. The key elements of our plan are:

•	Raising capital through this public offering;
•	Implementing new leadership, beginning with the hiring of a new Chief Executive Officer and making changes and additions to our board of directors;
•	Substantially reducing our non-performing assets through bulk sales; and
•	Reentering historical lines of business and expanding our lending platform.

Changes in Senior Management and our Board of Directors

On September 10, 2013, we announced our decision to name John K. Stephens, Jr. as our next Chief Executive Officer and President, and a director, and on September 23, 2013, our board of directors appointed

James D. Hogan as our interim Chief Financial Officer and a director. The appointments of each of Messrs. Stephens and Hogan are contingent upon receipt of regulatory non-objection from the Office of the Comptroller of the Currency and the Federal Reserve Bank of Atlanta.

•	John K. Stephens, 50. Mr. Stephens is a 23-year veteran of the banking and financial services industry. From 2006 to 2011, he served as chief lending officer for the Central and North Florida operations of Fifth Third Bank, N.A., overseeing a loan portfolio of almost $2 billion and responsible for strategic leadership for all wholesale banking activities in that market area. Mr. Stephens began his career in 1986 with Wachovia Bank, N.A., where he started as a regional banking officer, later became a relationship manager responsible for originating and managing senior debt and ancillary service relationships with corporate clients, and was ultimately selected to start and lead a leveraged finance group. From 2011 to September 2013, Mr. Stephens served as President of Orlando, Florida-based Tower Bridge Capital, Inc., a privately held mezzanine debt and strategic advisory firm focused on emerging growth companies. Mr. Stephens received an MBA, with a concentration in corporate finance and capital markets, from the University of Notre Dame, Mendoza Graduate School of Business, and earned a Bachelor of Arts degree from the University of South Carolina. Mr. Stephens brings significant and varied banking experience to our company, including work within our northeastern Florida market, and is well-positioned to lead us towards the goal of building a well-capitalized and profitable community bank.
•	James D. Hogan, 69. Mr. Hogan most recently served as Executive Vice President and Chief Financial Officer of Customers Bancorp, Inc. from October 2012 to August 2013, and as Customers Bank’s Executive Vice President and Director of Enterprise Risk Management from June 2010 to October 2012. From May 2005 to June 2010, Mr. Hogan was retired and did some private consulting. From April 2001 to May 2005, Mr. Hogan was Chief Financial Officer and Executive Vice President of Sovereign Bancorp, Inc. Prior to Sovereign, he was Executive Vice President and Corporate Controller of Firstar Bancorp (now US Bancorp) from October 1987 through April 2001. Mr. Hogan passed the CPA examination in 1970 and kept an active license as a Certified Public Accountant through 2005. From 1970 through 1976 he was a bank audit specialist with Coopers and Lybrand and was the Controller of The Idaho First National Bank (West One Bank) from 1976 through 1987. Mr. Hogan graduated from Miami University in 1970 with a B.S. in Accounting. Mr. Hogan’s extensive and lengthy experience in the banking industry as a chief financial officer as well as in the risk management and audit related areas will provide significant value to the board.

Effective October 21, 2013, when the resignation of our Interim President, Chief Executive Officer and Chief Financial Officer, Thomas B. Wagers, Sr., becomes effective, Marshall D. Stone, age 58, who has served as the Controller of the Company and the Bank since 2003, will become our Interim Principal Accounting Officer.

In addition to Mr. Stephens and Mr. Hogan, we have added three new members to our board of directors to replace three members of the board who decided not to stand for re-election at our 2013 annual meeting:

•	Kevin G. Champagne, 63. Mr. Champagne, who is currently retired, began his career in 1971 with New Bedford Five Cent’s Savings Bank, which changed its name to Seacoast Financial Services Corporation (“Seacoast”), in New Bedford, Massachusetts, in the Management Training Program. Mr. Champagne advanced through the bank, culminating in being appointed the President and Chief Executive Officer of Seacoast in 1994. Mr. Champagne tenure as President and Chief Executive Officer of Seacoast included achieving growth through acquisitions, successful completion of an Initial Public Offering together with a mutual to stock conversion, improving profitability and increasing stockholder dividends, as well as the ultimate sale of Seacoast to Sovereign Bancorp in 2004. Mr. Champagne also served on Sovereign Bank’s Board of Directors until 2007. Mr. Champagne brings extensive expertise in banking, serving as senior management and on a board of directors and growing a successful bank.
•	John J. Dolan, 56. Mr. Dolan, who is currently retired, was employed by First Commonwealth Financial Corporation, and its predecessor, headquartered in Indiana, Pennsylvania, from 1980 until 2011. He most recently served as the President and Chief Executive Officer, after serving the company, and its predecessor, as Chief Financial Officer for 20 years. He helped transform First Commonwealth Financial Corporation from a bank with $200 million in assets to a publicly traded bank holding company with $6 billion in assets. Mr. Dolan brings extensive experience as the strategic and financial leader of a community bank, including raising capital, the development of executive management, and achieving growth through acquisitions.
•	Dave Bhasin, 62. Mr. Bhasin is Chief Executive Officer of D.B. Concepts, a privately-held company that operates franchised restaurants with locations throughout eastern Pennsylvania. Prior to starting D.B. Concepts, Mr. Bhasin held various technology and business management positions with Air Products & Chemicals, Inc. and International Business Machines Corporation. Mr. Bhasin’s extensive business background will provide valuable insight and perspective to our board of directors.

Implementation of Revised Business Strategy

As a result of the economic downturn and industry consolidation and acquisitions, we are one of the few remaining independent community-based financial institutions headquartered in northeastern Florida with leveragable scale and branch coverage. We believe that, with appropriate capital levels, we will be well-positioned to take advantage of the opportunities available in our markets.

Upon the successful completion of this offering and the increase in Atlantic Coast Bank’s capital by an estimated $38.5 million, we intend to take immediate action to deal with the financial uncertainty related to our non-performing assets and return to our community and mortgage banking roots. We also intend to reinforce our efforts in the business banking market by recruiting talented lenders to serve a small business market which we believe is largely underserved by large national and regional banks. We also believe that there continues to be significant potential to expand our warehouse lending division, which we started in 2009 but has not been in a position to grow to its full potential due to Atlantic Coast Bank’s capital and liquidity constraints. We anticipate that the growth momentum we have in our SBA lending division will continue and with the creation of new business deposit products, it can be a source of new low cost deposits. Until our mortgage banking and small business lending units are fully built out, we intend, for the short term, to supplement our originated loans with the purchase of select agency-qualifying and jumbo mortgages, as well as other types of loans that meet our credit quality standards and are in industries and local markets familiar to our management.

Manage Non-Performing Assets.  We have continued to aggressively manage our non-performing assets. As a result, non-performing assets have declined steadily over the last 18 months. At June 30, 2013, we had $12.4 million of non-performing loans and $12.8 million of owned real estate (OREO), for an aggregate of $25.2 million of non-performing assets. We generally resolve non-performing loans and dispose of OREO on an individual asset basis and in an orderly manner that results in the least overall cost to us. Our allowance for loan losses and the carrying value of collateral dependent loans and OREO reflect our current expectation for resolution or disposition. The successful completion of this offering and receipt of the net proceeds described in “Use of Proceeds” will enable us to pursue the disposition of the majority of our non-performing assets in bulk sales, thereby reducing the significant ongoing costs and efforts needed to resolve non-performing assets through our usual loan workout and foreclosure disposition process. We believe the reduction in non-performing assets will also enable management and the board to focus on the carrying out our new business strategy. Based on our management team’s due diligence and indications of interest from third parties, we currently believe the range of loss on the dispositions would be from $6.3 million to $8.6 million and result in our ratio of non-performing assets to total assets to be approximately 1% by March 31, 2014. Should the offering not be completed, we do not plan to execute the bulk sale strategy.

Following the completion of this offering and disposition of the non-performing assets, we believe our pro forma capital ratios will allow us to meet or exceed the higher capital requirements under our Consent Order. The below table sets forth Company’s June 30, 2013 regulatory capital ratios on an actual basis and on an as adjusted basis to give effect to this offering and our planned disposition of non-performing assets.

	At June 30, 2013 Actual	At June 30, 2013 Pro Forma(1)
Total capital (to risk weighted assets)	9.55%	16.49%
Tier 1 capital (to risk weighted assets)	8.29%	15.24%
Tier 1 capital (to adjusted assets)	4.83%	8.77%
Tangible common equity (to tangible assets)	4.20%	8.18%

(1)	Assumes net proceeds to the Company of $38.5 million in this offering, and a net loss of $7.4 million on our planned disposition of non-performing assets, reflecting the approximate midpoint of the loss range.

Reenter Mortgage Banking.  We intend to reenter the business of originating one- to four-family residential loans for investment or for sale. Due to operating and expense issues, we shut down our internal mortgage origination division in late 2012, and moved to a referral model. After significant analysis and study, we believe that substantial opportunities exist in our markets for reentering the mortgage origination business. Although nationally there has been a decrease in refinancing activity, the real estate recovery in Florida is continuing and represents opportunities for significant growth.

Small Business Banking.  We believe providing loans and other banking services to small businesses represents a significant opportunity for growth in our market, which is dominated by three national banks that have approximately 80% of the market share. Since many of the community banks in our markets have been weakened or shut-down over the last five years, we believe that the banking needs of many small businesses are being overlooked. We intend to create a team of experienced small business lenders with a goal of becoming the small business lending leader in our markets through the delivery of commercial and commercial real estate loans to what we believe is an underserved market. We intend to expand relationships with business loan customers through the sale of innovative cash management products priced for small businesses.

Warehouse Lending and SBA Lending.  We will use the new capital raised in this offering to continue to expand our warehouse lending and SBA lending activities. Since 2009 when we first entered the warehouse lending business, we experienced steady growth in our warehouse lending business and we currently have annualized production of approximately $1.1 billion resulting in average outstanding balances of $49 million. The average yield on warehouse loans in 2013 is 5.07% We entered the SBA lending business in late 2010 and have quickly become a local market leader with annualized sales of $8.6 million resulting in annualized gains of $1.1 million. The growth in both lines of business has been constrained due to our capital and liquidity issues. We believe that both warehouse and SBA lending are very profitable and with the proper level of capital are expected to experience significant growth.

Operating Expenses.  We intend to continue to aggressively manage our operating expenses. Aside from new costs associated with loan growth, operating expenses are expected to decline significantly as we dispose of our non-performing assets and continue to see decreases in the rate of new non-performing loans. In 2012 non-interest expense totaled $23.4 million, and we incurred $2.7 million in collection expense and repossessed asset losses. Non-interest expense for the six months ended June 30, 2013 was $13.1 million, inclusive of $1.3 million from merger-related expenses, and included $1.6 million of collection expense and repossessed asset losses. Besides reduced collection costs, we expect compliance with the capital requirements of the Consent Order will, lead to significant reductions in “risk” related costs, such as FDIC and other insurance costs, and outside professional expenses.

Credit and Funding Costs.  Following the successful completion of this offering, our credit costs are expected to decline as Atlantic Coast Bank executes on plans to dispose of non-performing assets to reach a level of approximately 1% of assets by March 31, 2014. In addition, Atlantic Coast Bank has a high cost of funds due to approximately $203 million in debt which has a weighted average interest rate of 4.62% as compared to its deposit cost of 0.69%.

As of June 30 2013, this debt was comprised of advances totaling $110 million from the Federal Home Loan Bank of Atlanta (“FHLB”), collateralized by loans, investment securities and cash of $121.4 million, and $92.8 million of structured notes under reverse repurchase agreements with two counterparties collateralized by investment securities of $118.2 million. The debt matures as follows:

	Amount Maturing
	Securities Sold Under Agreements to Repurchase	FHLB Advances	Total
	(Dollars in Thousands)
2013	$-	$-	$-
2014	26,500	-	26,500
2015	10,000	20,000	30,000
2016	5,000	20,000	25,000
2017	25,000	65,000	90,000
Thereafter	26,300	5,000	31,300
Total	$92,800	$110,000	$202,800

As the debt begins to mature beginning in 2014, our net interest margin should improve dramatically through 2017 as these funds are replaced with much less costly deposits Atlantic Coast Bank acquires from our retail network using promotions and other attractive product offerings that we have successfully used to replace maturing broker deposits over the last two years. We also may supplement these deposits, if needed, with certificates of deposit sourced through a well-known national non-broker internet deposit program. We have successfully utilized the national non-broker internet deposit program in the past.

As of June 30, 2013 the prepayment penalties for the FHLB advances and the reverse repurchase agreements were $11.9 million and $8.7 million, respectively.

Reconciliation of GAAP and Non-GAAP Measures

The following table provides a reconciliation of net loss and loss per diluted share in accordance with GAAP to adjusted net loss and adjusted loss per diluted share, both non-GAAP measures, in accordance with applicable regulatory requirements. We provide non-GAAP earnings information to improve the comparability of our results and provide additional insight into our results.

	Three Months Ended			Six Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Dollars in thousands, except per share amounts)
Non-interest expense as reported	$6,247	$6,857	$6,008	$13,104	$11,380
Less merger-related costs	1,137	157	—	1,294	—
Adjusted non-interest expense	$5,110	$6,700	$6,008	$11,180	$11,380
Net loss as reported	$(1,554)	$(2,039)	$(2,996)	$(3,593)	$(4,705)
Less merger-related costs	1,137	157	—	1,294	—
Adjusted net loss	$(417)	$(1,882)	$(2,996)	$(2,299)	$(4,705)
Loss per diluted share as reported	$(0.62)	$(0.81)	$(1.20)	$(1.43)	$(1.89)
Less merger related costs	0.45	0.06	—	0.52	—
Adjusted loss per diluted share	$(0.17)	$(0.75)	$(1.20)	$(0.91)	$(1.89)
Efficiency ratio as reported	105.67%	113.30%	87.03%	109.53%	81.05%
Effect of merger-related costs	19.23%	2.59%	—	10.82%	—
Adjusted efficiency ratio	86.43%	110.71%	87.03%	98.71%	81.05%

The Offering

Common Stock offered by us
shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).
Common Stock to be outstanding after this offering
shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).
Use of proceeds
We intend to use the net proceeds of this offering for general corporate purposes, including contributing substantially all of the net proceeds of the offering to Atlantic Coast Bank to maintain capital ratios at required levels and to support growth in Atlantic Coast Bank’s loan and investment portfolios. See “Use of Proceeds.”
Dividend policy
We have not paid dividends to our common stockholders since July 2009 and do not currently intend to pay dividends. Our ability to pay dividends is limited by the Supervisory Agreement (Supervisory Agreement) with the Board of Governors of the Federal Reserve System (FRB). Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon a number of factors, including our regulatory compliance status, earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate and other factors deemed relevant by our board of directors. See “Dividend Policy.”
Nasdaq Global Market Symbol
ACFC
Ownership restrictions
Because we are a thrift holding company, a holder of shares of our common stock (or group of holders acting in concert) that (a) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the company, (b) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the company, (c) directly or indirectly owns, controls or has the power to vote 25% or more of the total equity of the company, or (d) is otherwise deemed to “control” the company through control of the company’s management and policies or otherwise under applicable regulatory standards, may be subject to important restrictions, such as prior regulatory notice or approval requirements and applicable provisions of the Federal Deposit Insurance Corporation (FDIC) Statement of Policy on Qualifications for Failed Bank Acquisitions.
In addition, the FRB regulations provide that for a period of three years following the date of the completion of our February 2011 second step conversion, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the FRB.
Further, our articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit, unless, prior to acquiring beneficial ownership of such shares in excess of the 10% limit, such acquisition was approved by a majority of the “unaffiliated directors” (as defined in our articles of incorporation).
Risk factors
Investing in our common stock involves risks. Please read the section entitled “Risk Factors” beginning on page 10 of this prospectus for a discussion of various matters you should consider before making a decision to invest in our common stock.

Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering excludes:

•	85,715 shares underlying stock option awards, 75,995 of which are presently vested and exercisable, under the Atlantic Coast Financial Corporation 2005 Stock Option Plan;
•	51,728 shares reserved for issuance under the Atlantic Coast Financial Corporation 2005 Stock Option Plan; and
•	548 shares of unvested restricted stock.

RISK FACTORS

An investment in shares of our common stock involves substantial risks. In consultation with your own advisers, you should carefully consider, among other matters, the factors set forth below as well as the other information included in this prospectus before deciding whether an investment in shares of our common stock is suitable for you. If any of the risks described herein develop into actual events, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected, the market price of our common stock could decline and you may lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See information included under the caption “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business and Operations

If our non-performing assets increase, our earnings may be reduced.

At June 30, 2013, our non-performing assets totaled $25.2 million, or 3.40% of total assets, and have been at elevated levels for five years. Our non-performing assets may increase in future periods. Our non-performing assets adversely affect our net income in various ways. We do not record interest income on non-performing loans or real estate owned. We must establish an allowance for loan losses for losses inherent in the loan portfolio that are both probable and reasonably estimable through current period provisions for loan losses, which are recorded as a charge to income. From time to time, we also write down the value of properties in our other real estate owned (OREO) portfolio to reflect changing market values. Additionally, there are substantial collections costs such as legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to OREO. Further, the resolution of non-performing assets requires the active involvement of management, which can distract them from our overall supervision of operations and other income-producing activities.

If we are unable to execute on our plan to dispose of non-performing assets, or losses on disposition of those assets are higher than anticipated, our capital and results of operations may be negatively affected.

We have $25.2 million in non-performing assets, which includes $12.8 million of OREO. We are developing a plan to dispose of some or all of these non-performing assets. If we are unable to dispose these assets on terms favorable to us or at all, our capital and results of operations may be negatively affected.

Atlantic Coast Bank has entered into a Consent Order with the Office of the Comptroller of the Currency (OCC), which requires Atlantic Coast Bank to develop strategic and capital plans to achieve and maintain specific capital levels, to implement liquidity and concentration risk management programs, to revise its problem asset reduction plan and to develop policies and procedures to prevent future violations of law or regulation. The Consent Order will limit business activities that Atlantic Coast Bank might otherwise engage in. While subject to the Consent Order, Atlantic Coast Bank’s management and board of directors will be required to focus a substantial amount of time on complying with its terms, which could adversely affect our financial performance. Non-compliance with the Consent Order may lead to additional corrective actions by the OCC which could negatively impact our operations and financial performance.

Effective August 10, 2012, Atlantic Coast Bank entered into a Consent Order with the OCC, which replaces a similar Consent Order entered into with the Office of Thrift Supervision (OTS) on December 10, 2010, that provides, among other things, that:

•	within 10 days of the date of the Consent Order, the board of directors had to establish a compliance committee that will be responsible for monitoring and coordinating Atlantic Coast Bank’s adherence to the provisions of the Consent Order;
•	within 90 days of the date of the Consent Order, the board of directors had to develop and submit to the OCC for receipt of supervisory non-objection of at least a two-year strategic plan to achieve objectives for Atlantic Coast Bank’s risk profile, earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure, capital and liquidity adequacy and updating such plan each year by January 31 beginning on January 31, 2014;

•	until such time as the OCC provides written supervisory non-objection of Atlantic Coast Bank’s strategic plan, Atlantic Coast Bank will not significantly deviate from products, services, asset composition and size, funding sources, structures, operations, policies, procedures and markets of Atlantic Coast Bank that existed prior to the Consent Order without receipt of prior non-objection from the OCC;
•	by December 31, 2012, Atlantic Coast Bank needed to achieve and maintain a total risk based capital ratio of 13.00% of risk weighted assets and Tier 1 capital ratio of 9.00% of adjusted total assets;
•	within 60 days of the date of the Consent Order, the board of directors needed to develop and implement an effective internal capital planning process to assess Atlantic Coast Bank’s capital adequacy in relation to its overall risks and to ensure maintenance of appropriate capital levels, which should be no less than total risk based capital ratio of 13.00% of risk weighted assets and Tier 1 capital ratio of 9.00% of adjusted total assets;
•	Atlantic Coast Bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the Federal Deposit Insurance Corporation (the FDIC);
•	within 90 days of the date of the Consent Order, the board of directors had to forward to the OCC for receipt of written supervisory non-objection a written capital plan for Atlantic Coast Bank covering at least a two year period that achieves and maintains total risk based capital ratio of 13.00% of risk weighted assets and Tier 1 capital of 9.00% ratio of adjusted total assets in addition to certain other requirements;
•	Atlantic Coast Bank may declare or pay a dividend or make a capital distribution only when it is in compliance with its approved capital plan and would remain in compliance with its approved capital plan after payment of such dividends or capital distribution and receives prior written approval of the OCC;
•	following receipt of written no supervisory objection of its capital plan, the board of directors will monitor Atlantic Coast Bank’s performance against the capital plan and shall review and update the plan annually no later than January 31 of each year, beginning with January 31, 2014;
•	if Atlantic Coast Bank fails to achieve and maintain the required capital ratios by December 31, 2012, fails to submit a capital plan within 90 days of the date of the Consent Order or fails to implement a written capital plan for which the OCC has provided a written determination of no supervisory objection, then, at the sole discretion of the OCC, Atlantic Coast Bank may be deemed undercapitalized for purposes of the Consent Order;
•	within 30 days of the date of the Consent Order, the board of directors had to revise and maintain a comprehensive liquidity risk management program which assesses on an ongoing basis, Atlantic Coast Bank’s current and projected funding needs, and that ensures that sufficient funds or access to funds exist to meet those needs;
•	within 60 days of the date of the Consent Order, the board of directors had to revise its problem asset reduction plan (PARP) the design of which will be to eliminate the basis of criticism of those assets criticized as “doubtful,” “substandard” or “special mention” during the OCC’s most recent report of examination as well as any subsequent examination or review by the OCC and any other internal or external loan reviews;
•	within 60 days of the date of the Consent Order, the board of directors had to revise its written concentration management program for identifying, monitoring, and controlling risks associated with asset and liability concentrations, including off-balance sheet concentrations;

•	Atlantic Coast Bank’s concentration management program will include a contingency plan to reduce or mitigate concentrations deemed imprudent for Atlantic Coast Bank’s earnings, capital, or in the event of adverse market conditions, including strategies to reduce the current concentrations to board of directors established limits and a restriction on purchasing bank owned life insurance (BOLI) until such time as the BOLI exposure has been reduced below regulatory guidelines of 25.00% of total capital; and
•	the board of directors was to immediately take all necessary steps to ensure that Atlantic Coast Bank’s management corrects each violation of law, rule or regulation cited in the OCC’s most recent report of examination and within 60 days of the date of the Consent Order, the board of directors had to adopt, implement, and thereafter ensure Bank adherence to specific procedures to prevent future violations and Atlantic Coast Bank’s adherence to general procedures addressing compliance management of internal controls and employee education regarding laws, rules and regulations.

While subject to the Consent Order, Atlantic Coast Bank’s management and board of directors have been required, and will continue to be required, to focus a substantial amount of time on complying with its terms, which could adversely affect our financial performance. Atlantic Coast Bank has met the requirements under the Consent Order to date, except for achieving a total risk based capital ratio of 13.00% of risk weighted assets and Tier 1 capital of 9.00% ratio of adjusted total assets. As a result, Atlantic Coast Bank’s Capital and Strategic Plan has not received supervisory non-objection and therefore Atlantic Coast Bank may not significantly deviate from the products, services, asset composition and size, funding sources, structures, operations, policies, procedures and markets of Atlantic Coast Bank that existed prior to the Consent Order without receipt of prior non-objection from the OCC.

Since Atlantic Coast Bank did not achieve the required capital levels as of December 31, 2012, it is not in compliance with the terms of the Consent Order which gives the OCC the authority to subject Atlantic Coast Bank to additional corrective actions. In particular, since Atlantic Coast Bank failed to achieve and maintain a total risk based capital ratio of 13.00% of risk weighted assets and Tier 1 capital ratio of 9.00% of adjusted total assets by December 31, 2012, then at the sole discretion of the OCC, Atlantic Coast Bank may be deemed undercapitalized for purposes of the Consent Order. If the OCC determines that Atlantic Coast Bank is undercapitalized for purposes of the Consent Order, it may at its discretion impose additional certain corrective actions on Atlantic Coast Bank’s operations that are applicable to undercapitalized institutions. These corrective actions could negatively impact Atlantic Coast Bank’s operations and financial performance.

Atlantic Coast Bank’s capital classification as of June 30, 2013, was adequately capitalized.

We are subject to a Supervisory Agreement with the FRB that limits our ability to pay dividends or make other capital distributions, to compensate senior management, and to incur additional debt.

We are subject to a Supervisory Agreement with the FRB that assumed the restrictions that relate to the Company contained in the Supervisory Agreement that we entered into with the OTS on December 10, 2010. The Supervisory Agreement provides, among other things, that:

•	we must comply with regulatory prior notification requirements with respect to changes in directors and senior executive officers;
•	we cannot declare or pay dividends or make any other capital distributions without prior written approval from the FRB;
•	we will not be permitted to enter into, renew, extend or revise any contractual arrangement relating to compensation or benefits for any senior executive officers or directors, unless we provide 30 days prior written notice of the proposed transaction to the FRB;
•	we may not make any golden parachute payment or prohibited indemnification payment without prior written approval from the FRB; and
•	we may not incur, issue, renew or roll over any debt or debt securities, increase any current lines of credit, guarantee the debt of any entity, or otherwise incur any additional debt without the prior written non-objection of the FRB.

The Supervisory Agreement may have the effect of restricting or delaying our business, adding costs or negatively impacting our operations and financial performance.

We did not complete our proposed merger with Bond Street and, as a result, we must identify and secure additional capital in order to meet our regulatory obligations and operational needs. If we are not successful, your investment may be materially adversely affected.

At a special meeting of stockholders on June 11, 2013, stockholders rejected a proposal through which we would have been merged with Bond Street, and Atlantic Coast Bank would have been merged into Florida Community Bank. Because the proposal was not approved, we are continuing to operate as an independent company and are subject to risks that would have been mitigated or otherwise resolved if the merger had been approved and completed, including the risks discussed in this section. Our board of directors has determined that conducting a public offering to raise capital is the appropriate step to address these risks, including meeting our regulatory obligations. We cannot assure you that we will be successful in identifying and securing additional financing in amounts or on terms acceptable to us, or sufficient to meet our regulatory obligations, or at all.

There is substantial doubt about our ability to continue as a going concern.

In connection with our 2012 annual audit, our independent registered public accounting firm issued an opinion stating the consolidated financial statements were prepared assuming that we will continue as a going concern, but that substantial doubt has been raised about our ability to continue as a going concern because we are not in compliance with the Consent Order requiring higher levels of regulatory capital, and we have suffered recurring losses from operations that have adversely impacted capital at Atlantic Coast Bank. The failure to comply with the Consent Order may result in Atlantic Coast Bank being deemed undercapitalized for purposes of the Consent Order and additional corrective actions may be imposed by the OCC that could adversely impact the Atlantic Coast Bank’s operations. As of June 30, 2013, Atlantic Coast Bank is considered adequately capitalized. Atlantic Coast Bank’s continues to have high levels of non-performing and impaired assets. Our future is dependent on its ability to address these matters. If Atlantic Coast Bank fails to gain compliance with the Consent Order, the OCC may place additional restrictions on it that may over time cause us to be unable to continue as a going concern. If at some point in the future, Atlantic Coast Bank were to be placed into receivership, our stockholders would almost certainly suffer a complete loss of their investment.

Atlantic Coast Bank’s borrowings from securities sold under agreements to repurchase and Federal Home Loan Bank of Atlanta (FHLB) advances materially impacts Atlantic Coast Bank’s net interest margin and exposes Atlantic Coast Bank’s capital and results of operations to significant risk.

Atlantic Coast Bank has $92.8 million of securities sold under agreements to repurchase (reverse repo) comprised of structured notes with two different counterparties in amounts totaling $77.8 million and $15.0 million, respectively. The individual agreements take the form of term repurchase agreements with maturities beginning in 2014 and final maturities in 2018. The interest rate terms are generally variable based on an index with an associated cap, such as 9.50% minus 3 month LIBOR, with a cap of 5.50%. The counterparties to the reverse repo agreements have an option to lock in interest rates at a fixed rate each quarter. Due to the low LIBOR interest rate environment that has existed over the last two years, each of the counterparties has exercised their options to fix the rate at ceiling maximums. The weighted average coupon interest rate of the reverse repos as of June 30, 2013 was 5.10%, and the weighted average maturity was 36 months.

Atlantic Coast Bank has $110.0 million of FHLB advances, with fixed interest rate terms. The weighted average rate of the FHLB advances as of June 30, 2013 was 4.11%, and the weighted average maturity was 45 months.

Due to the unusually low long term interest rate environment being promoted by the Federal Reserve, yields on the investment securities collateralizing the reverse repos and the yields on the loans collateralizing the FHLB advances have been decreasing. At June 30, 2013 the weighted average coupon on the securities collateralizing the reverse repo, was approximately 2.74%, and the weighted average coupon on the loans and securities collateralizing the FHLB borrowings was approximately 5.66% and 2.00%, respectively. Given the announced intentions of the FRB to hold interest rates at their current levels until certain economic measures are reached, the reverse repo transactions and the FHLB advances are expected to have a negative impact to our net interest margin and represent a barrier to returning to profitability. Atlantic Coast Bank has the option to terminate the reverse repos at the market rate of the debt, which as of June 30, 2013 exceeded the principal balance outstanding by $10.9 million. Additionally, Atlantic Coast Bank has the option to pre-pay the advances prior to maturity at fair value, which as of June 30, 2013 exceeded the book value of the advances by $11.9 million.

Based on reductions by the FHLB in the assessed value of loan collateral pledged for Atlantic Coast Bank’s FHLB debt and increased prepayment speed of residential loans a shortfall in loan collateral now exists. To the extent new loan collateral is not available, Atlantic Coast Bank will have to acquire and pledge investment securities in order to meet collateral requirements which may reduce earnings and total available liquidity.

Due to Atlantic Coast Bank’s credit rating with the FHLB, the assessed value of loan collateral was decreased during 2012. In addition the largest loan category pledged as collateral for the FHLB debt, one- to four-family residential mortgages has experienced faster prepayments due to the low mortgage interest rate environment. Beginning in March 2013 the FHLB assessed value of pledged loan balances fell below the outstanding loan balance resulting in a collateral short fall. In order to meet collateral requirements, Atlantic Coast Bank has pledged cash and collateral eligible securities to the FHLB of $2.5 million and $1.0 million, respectively. Due to current low yields available on such securities as compared to yields available on higher interest-earning assets such as loans it is likely interest income will be less and earnings will be negatively impacted. Further, pledging investment securities that otherwise could be available for liquidity needs may impact Atlantic Coast Bank’s ability to meet loan growth or other liquidity needs and result in further restrictions by the OCC.

Reduced borrowing capacity with the FHLB and Federal Reserve Bank of Atlanta could impact Atlantic Coast Bank’s ability to meet liquidity demands and will require increased investment of readily marketable assets, such as mortgage backed securities in order to maintain a sufficient secondary source of liquidity which may reduce earnings.

During 2012, Atlantic Coast Bank’s borrowing capacity with the FHLB was reduced following an FHLB of Atlanta credit and collateral review and a reduction in Atlantic Coast Bank’s credit rating. Atlantic Coast Bank’s additional borrowing capacity was $5.0 million at June 30, 2013.

During 2012, Atlantic Coast Bank was notified by the Federal Reserve Bank of Atlanta (FRB) that it is no longer eligible to borrow under the Primary Lending program and that it no longer has daylight overdraft capacity available. The FRB informed Atlantic Coast Bank that it may be eligible to participate in the FRB’s Secondary Lending program when other sources of liquidity are unavailable. Atlantic Coast Bank currently does not utilize services of the FRB that would necessitate use of daylight overdrafts; therefore, this change is not expected to have a material impact on banking operations. Prior to the notice from the FRB, Atlantic Coast Bank utilized the FRB Primary Lending in its contingent liquidity but had not borrowed under the program for liquidity or other business purposes. In order to maintain sufficient sources of available liquidity Atlantic Coast Bank intends to increase its holdings of readily marketable investment securities such as agency backed mortgage backed securities or increase the balances maintained in cash or cash equivalents. Presently, due to the unusually low interest rate environment such investment will result in lower earnings than available from loans or interest earning assets and will likely result in reduced earnings. Further Atlantic Coast Bank may be unable to meet liquidity needs for loan growth demands or unusual levels of deposit withdrawals.

We have experienced net losses for each of the last five fiscal years and for the first six months of 2013, and may not return to profitability in the near future.

We have experienced cumulative net losses of $66.9 million since 2008, which includes a net loss in the first six months of 2013 of $3.6 million, and net losses in 2012 and 2011 of $6.7 million and $10.3 million, respectively. The losses have been primarily caused by a significant increase in non-performing assets, which necessitated a provision for loan losses of $2.5 million for the six months ended June 30, 2013, and provision for loan losses of $12.5 million $15.4 million for the years ended December 31, 2012 and 2011, respectively. We charged-off $3.3 million of loans during the six months ended June 30, 2013, and $17.1 million and $13.2 million of loans during the years ended December 31, 2012 and 2011, respectively. Non-performing loans (generally loans 90 days or more past due in principal or interest payments) decreased to $12.4 million, or 3.12% of total loans, at June 30, 2013 from $24.9 million, or 5.76% of total loans, at December 31, 2012. We did not recognize other than temporary impairment (OTTI) losses on our investment portfolio for the first six months of 2013, or for the year ended December 31, 2012. However, we experienced OTTI losses in our investment portfolio of $0.2 million for the year ended December 31, 2011. As a result of these factors and other conditions such as interest expense related to our long-term debt and weakness in our local economy, we may not be able to generate sustainable net income or achieve profitability in the near future.

We may be unable to successfully implement our business strategy and as a result, our financial condition and results of operations may be negatively affected.

Our future success will depend upon management’s ability to successfully implement its business strategy, which includes managing non-performing assets and operating expenses, reentering the mortgage banking market, and continuing to grow our warehouse lending and small business lending businesses, as well as our banking services to small businesses. While we believe we have the management resources and internal systems in place to successfully implement our strategy, it will take time and additional capital to fully implement our strategy. Further, until such time as Atlantic Coast Bank is able to obtain supervisory non-objection to its strategic plan from the OCC, we may not significantly deviate from our products, services, asset composition and size, funding sources or other business activities without receiving prior non-objection from the OCC. We expect that it may take a significant period of time before we can achieve the intended results of our business strategy. During the period we are implementing our plan our results of operations may be negatively impacted. In addition, even if our strategy is successfully implemented, it may not produce positive results.

Additionally, future success in the expansion of the mortgage banking, warehouse and small business lending platforms will depend on management’s ability to attract and retain highly skilled and motivated loan originators. Atlantic Coast Bank competes against many institutions with greater financial resources to attract these qualified individuals. Failure to recruit and retain adequate talent could reduce our ability to compete successfully and adversely affect our business and profitability.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market hurt our business.

As of June 30, 2013, approximately 82.6% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A continued weakening of the real estate market in our primary market area has resulted in an increase in the number of borrowers who have defaulted on their loans and a reduction in the value of the collateral securing their loans, which in turn has adversely affected our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

New mortgage lending rules may constrain Atlantic Coast Bank’s residential mortgage lending business.

Over the course of 2013, the Consumer Financial Protection Bureau has issued several rules on mortgage lending, notably a rule requiring all home mortgage lenders to determine a borrower’s ability to repay the loan. Loans with certain terms and conditions and that otherwise meet the definition of a “qualified mortgage” may be protected from liability. In either case, Atlantic Coast Bank may find it necessary to tighten its mortgage loan underwriting standards, which may constrain our ability to make loans consistent with our business strategies.

The geographic concentration in loans secured by one- to four-family residential real estate may increase credit losses, which could increase the level of provision for loan losses.

As of June 30, 2013, approximately 60% of our total loan portfolio was secured by first or second liens on one- to four-family residential property, primarily in southeastern Georgia and northeastern Florida. Approximately $142.5 million, or 36.9%, of our loan portfolio was secured by one- to four-family residential property in Florida and $64.4 million, or approximately 16.7%, of such properties in Georgia. The downturn in the local and national economy beginning in 2008, and continuing through June 2013, particularly affecting real estate values and employment, have adversely affected our loan customers’ ability to repay their loans. In the event we are required to foreclose on a property securing a mortgage loan or pursue other remedies in order to protect our investment, we may not be able to recover funds in an amount equal to any remaining loan balance as a result of prevailing economic conditions, real estate values and other factors associated with the ownership of real property. In particular, the state of Florida follows a judicial foreclosure process that often takes up to two years to complete, thereby potentially increasing our risk of loss due to the property’s deterioration in value during this period. As a result, the market value of the real estate or other collateral underlying the loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans. Consequently, we would sustain loan losses and potentially incur a higher provision for loan loss expense.

Our loan portfolio possesses increased risk due to our number of commercial real estate, commercial business, construction and multi-family loans and consumer loans, which could increase the level of provision for loan losses.

Our outstanding commercial real estate, commercial business, construction, multi-family, manufactured home, automobile and other consumer loans accounted for approximately 40% of our total loan portfolio as of June 30, 2013. Generally, management considers these types of loans to involve a higher degree of risk compared to first mortgage loans on one- to four-family, owner occupied residential properties. Historically, these loans have had higher risks than loans secured by residential real estate for the following reasons:

•	Commercial Real Estate and Commercial Business Loans. Repayment is dependent on income being generated by the rental property or business in amounts sufficient to cover operating expenses and debt service. This risk has been exacerbated by the economic downturn in commercial real estate and commercial land values, particularly in our markets;
•	Multi-Family Real Estate Loans. Repayment is dependent on income being generated by the rental property in amounts sufficient to cover operating expenses and debt service;
•	Single Family Construction Loans. Repayment is dependent upon the successful completion of the project and the ability of the contractor or builder to repay the loan from the sale of the property or obtaining permanent financing;
•	Commercial and Multi-Family Construction Loans. Repayment is dependent upon the completion of the project and income being generated by the rental property or business in amounts sufficient to cover operating expenses and debt service; and
•	Consumer Loans. Consumer loans (such as automobile and manufactured home loans) are collateralized, if at all, with assets that may not provide an adequate source of repayment of the loan due to depreciation, damage or loss.

If these non-residential loans become non-performing, we may have to increase our provision for loan losses which would negatively affect our results of operations.

Our loan portfolio possesses increased risk due to portfolio lending during a period of rising real estate values, high sales volume activity and historically low interest rate environment.

Much of our portfolio lending is in one- to four-family residential properties generally located throughout southeastern Georgia and northeastern Florida. As a result of lending during a period of rising real estate values and historically low interest rates, based on the Company’s most recent analysis, approximately 35% of the residential loan portfolio collateral is deficient due to the significant decline in real estate values since origination.

High loan-to-value ratios on a portion of our residential mortgage loan portfolio expose us to greater risk of loss.

Many of our residential mortgage loans are secured by liens on mortgage properties, and due to the decline in real estate values since 2007, we believe many of our borrowers may have reduced equity, with loan-to-value ratios having depreciated on average to 83% from an average of 71% at the date the loan was originated. The pressure on home values remains high due to uncertainty of the economic recovery and the impact of distressed asset sales. Residential loans with high loan-to-value ratios will be more sensitive to declining property values than those with lower combined loan-to-value ratios and, therefore, may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, such borrowers may be unable to repay their loans in full from the sale. As a result, these loans may experience higher rates of delinquencies, defaults and losses.

Repayment risk associated with our adjustable rate loans may increase as interest rates rise.

Given the historically low interest rate environment in recent years, our adjustable rate loans have not been subject to an interest rate environment that causes them to adjust to the maximum level. As interest rates rise, such loans may involve repayment risks resulting from potentially increasing payment obligations by borrowers due to re-pricing. At June 30, 2013, there were $93.3 million in adjustable rate loans, which made up approximately 24.2% of the loan portfolio.

If the allowance for loan losses is not sufficient to cover actual losses, income and capital will be negatively affected.

Our allowance for loan losses was $10.0 million, or 2.5% of total loans, at June 30, 2013. In the event loan customers do not repay their loans according to their terms and the collateral security for the payments of these loans is insufficient to pay any remaining loan balance, we may experience significant loan losses. Such credit risk is inherent in the lending business, and failure to adequately assess such credit risk could have a material adverse effect on our financial condition and results of operations. Management makes various assumptions and judgments about the collectability of the loan portfolio, including the creditworthiness of the borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of the loans. In determining the amount of the allowance for loan losses, management reviews the loan portfolio and our historical loss and delinquency experience, as well as overall economic conditions. For larger balance non-homogeneous real estate loans, the estimate of impairment is based on the underlying collateral if collateral dependent, and if such loans are not collateral dependent, the estimate of impairment is based on a cash flow analysis. If management’s assumptions are incorrect, the allowance for loan losses may be insufficient to cover probable incurred losses in the loan portfolio, resulting in additions to the allowance. The allowance for loan losses is also periodically reviewed by the OCC, who may require us to increase the amount. Additions to the allowance for loans losses would be made through increased provisions for loan losses and would negatively affect our net income and results of operations.

Interest rate volatility could significantly reduce our profitability.

Our earnings largely depend on the relationship between the yield on our earning assets, primarily loans and investment securities, and the cost of funds, primarily deposits and borrowings. This relationship, commonly known as the net interest margin, is susceptible to significant fluctuation and is affected by economic and competitive factors that influence the yields and rates, and the volume and mix of our interest-earning assets and interest-bearing liabilities.

Interest rate risk can be defined as an exposure to movement in interest rates that could have an adverse impact on our net interest income. Interest rate risk arises from the imbalance in the re-pricing, maturity and/or cash flow characteristics of assets and liabilities. We are subject to interest rate risk to the degree that its interest bearing liabilities re-price or mature more slowly or more rapidly or on a different basis than its interest earning assets. Significant fluctuations in interest rates could have a material adverse impact on our business, financial condition, results of operations or liquidity.

Our interest rate risk measurement and management techniques incorporate the re-pricing and cash flow attributes of its balance sheet and off-balance sheet instruments as they relate to current and potential changes in interest rates. The level of interest rate risk, measured in terms of the potential future effect on net interest income, is determined through the use of modeling and other techniques under multiple interest rate scenarios. Management’s objectives are to measure, monitor and develop strategies in response to the interest rate risk profile inherent in our balance sheet.

Future changes in interest rates could impact our financial condition and results of operations.

The FRB maintained the federal funds rate at the historically low rate of 0.25% during 2011 and 2012 and is expected to continue this policy in 2013. The federal funds rate has a direct correlation to general rates of interest, including our interest-bearing deposits. Our mix of asset and liabilities are considered to be sensitive to interest rate changes. Generally, customers may prepay the principal amount of their outstanding loans at any time. The speeds at which such prepayments occur, as well as the amount of such prepayments, are within our customers’ discretion. If customers prepay the principal amount of their loans, and we are unable to lend those funds to other borrowers or invest the funds at the same or higher interest rates, our interest income will be reduced. A similar prepayment risk exists for our investment portfolio which is primarily made up of mortgage-related securities, with the added impact of accelerated recognition of premiums paid to acquire the investment security. A significant reduction in interest income could have a negative impact on our results of operations and financial condition. On the other hand, if interest rates rise, net interest income might be reduced because interest paid on interest-bearing liabilities, including deposits, increases more quickly than interest received on interest-earning assets, including loans and mortgage-backed and related securities. In addition, rising interest rates may negatively affect income because higher rates may reduce the demand for loans and the value of mortgage-related investment securities.

At June 30, 2013, we had $202.8 million in long-term borrowings, comprised of $110.0 million of FHLB advances and $92.8 million of reverse repos, with the earliest maturities beginning in 2013 and final maturities occurring in 2018. The weighted average coupon interest rate of the long-term borrowings as of June 30, 2013 was 4.56%, and accounted for approximately 73% of interest expense for the six months ended June 30, 2013. Given the announced intentions of the FRB to hold interest rates at their current levels until certain economic measurements are achieved, the long term borrowings are expected to have a negative impact to the net interest margin.

Operating expenses are high as a percentage of our net interest income and non-interest income, making it more difficult to maintain profitability.

Non-interest expense, which consists primarily of the costs associated with operating our business, represents a high percentage of the income we generate. The cost of generating our income is measured by our efficiency ratio, which represents non-interest expense divided by the sum of our net interest income and our non-interest income. If we are able to lower our efficiency ratio, our ability to generate income from our operations will be more effective. For the six months ended June 30, 2013 and for the years ended December 31, 2012 and 2011, our efficiency ratio was 109.5%, 79.6% and 85.7%, respectively. Generally, this means we spent approximately $1.10, $0.80 and $0.86 during those periods to generate $1.00 of income.

If we are unable to generate additional non-interest income from sales of SBA loans or mortgage loans originated for sale, it could have a material adverse effect on our business as service charges and deposit fees are expected to continue to be under pressure.

For the six months ended June 30, 2013, our service charges and deposit fees were $1.5 million, or 43% of total non-interest income, while gains from the sale of SBA loans were $633,000, or 18% of total non-interest income. Gains earned from the sale of SBA loans and from the sale of mortgage loans originated for sale are expected to be an increasingly larger part of our non-interest income under our business strategy. If our plans to increase SBA lending or reenter the mortgage banking business result in less loan originations or smaller levels of gains, our operating results could be materially affected.

If economic conditions deteriorate or the economic recovery remains slow over an extended period of time in our primary market areas of Jacksonville, Florida and Ware County, Georgia, our results of operation and financial condition could be adversely impacted as borrowers’ ability to repay loans declines and the value of the collateral securing the loans decreases.

Financial results may be adversely affected by changes in prevailing economic conditions, including decreases in real estate values, changes in interest rates, which may cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal and the Georgia and Florida state governments and other significant external events. We held approximately 25% of the deposits in Ware County, the county in which Waycross, Georgia is located, as of December 31, 2012. We have less than 1% of the deposits in the Jacksonville, Florida, metropolitan area as of December 31, 2012. Additionally, our market share of loans in Ware County is significantly greater than our share of the loan market in the Jacksonville metropolitan area. As a result of the concentration in Ware County, we may be more susceptible to adverse market conditions in that market. Due to the significant portion of real estate loans in the loan portfolio, decreases in real estate values could adversely affect the value of property used as collateral. At June 30, 2013, we had $142.5 million, or approximately 36.9%, of our loan portfolio secured by one- to four-family residential property in Florida and $64.4 million, or approximately 16.7%, of such properties in Georgia. Adverse changes in the economy may also have a negative effect on the ability of borrowers to make timely repayments of their loans, which would have an adverse impact on earnings. The unemployment rate for the Jacksonville, Florida metropolitan area was an estimated 7.0% as of June 30, 2013. The unemployment rate for Ware County, Georgia was an estimated 11.8% as of June 30, 2013.

The United States economy remains weak and unemployment levels are high. Continuing economic weakness, particularly in our geographic market area, will adversely affect our business and financial results.

The United States experienced a severe economic recession in 2008 and 2009, the effects of which have continued through June 2013. Recent growth has been slow and unemployment remains at high levels and as a result economic recovery is expected to be slow. Loan portfolio quality has deteriorated at many financial institutions reflecting, in part, the weak United States economy and high unemployment rates. In addition, the value of real estate collateral supporting many commercial loans and home mortgages has declined and growth in future values are uncertain. The real estate downturn also has resulted in reduced demand for the construction of new housing and increased delinquencies in construction, residential and commercial mortgage loans. Bank and bank holding company stock prices have declined substantially, and it is significantly more difficult for banks and bank holding companies to raise capital or borrow funds.

Future negative developments in the financial services industry and the domestic and international credit markets may significantly affect the markets in which we do business, the market for and value of our loans and investments, and our ongoing operations, costs and profitability. We could experience reduced demand for our products and services, increases in loan delinquencies, problem assets or foreclosures, and the collateral for our loans may decline further in value. Moreover, future declines in the stock market in general, or stock values of financial institutions and their holding companies specifically, could adversely affect our stock performance.

A return to recessionary conditions in Florida could negatively impact our ability to originate mortgage loans for sale or grow our portfolio loans in our primary market area, and combined with strong competition, could further reduce our ability to obtain loans and also decrease our yield on loans.

From 2000 to mid-2007, the Jacksonville metropolitan area had been one of the fastest growing economies in the United States. The area experienced substantial growth in population, new business formation and public works spending. Due to the considerable slowing of economic growth and migration into our market area from mid-2007 to 2011, and the resulting downturn in the real estate market, growth in the first mortgage loan origination business was negatively impacted. While the northeastern Florida economy has recently been trending upward with increases in single family home sales, a return to the recessionary conditions with decreased home sales, or decreased lending opportunities, could negatively impact our ability to originate mortgage loans for sale or grow our portfolio loans, negatively impacting our income.

In addition, we are located in a competitive market that affects our ability to obtain loans through origination or purchase as well as originating them at rates that provide an attractive yield. Competition for loans comes principally from mortgage bankers, commercial banks, other thrift institutions, nationally based homebuilders and credit unions. Internet based lenders have also become a greater competitive factor in recent years. Such competition for the origination and purchase of loans may limit our future growth and earnings prospects.

We may not be able to realize our deferred tax asset.

We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. In 2009, we established a valuation allowance for our net federal and state deferred tax asset after evaluating the positive and negative evidence in accordance with U.S. GAAP. U.S. GAAP requires more weight be given to objective evidence, and since realization is dependent on future operating results, our three year cumulative operating loss carried more weight than forecasted earnings.

As of June 30, 2013, we evaluated the expected realization of our federal and state deferred tax assets which, prior to a valuation allowance, totaled $30.0 million and was primarily comprised of future tax benefits associated with the allowance for loan losses and net operating loss carryforward. Based on this evaluation it was concluded that a valuation allowance continues to be required for the federal deferred tax asset. However, under the rules of Internal Revenue Code §382 (IRC §382), a change in the ownership of the Company occurred during the first quarter of 2013. We became aware of the change in ownership during the second quarter of 2013 based on applicable filings made by stockholders with the Securities and Exchange Commission. In accordance with IRC §382, the gross amount of net operating loss carryovers we can use is limited to $325,000 per year. The effects of the limitation on the existing deferred tax asset are currently being analyzed. The realization of the deferred tax asset is dependent upon generating taxable income. We also continue to maintain a valuation allowance for the state deferred tax asset. If the valuation allowance is reduced or eliminated, future tax benefits will be recognized as a reduction to income tax expense which will have a positive non-cash impact on our net income and stockholders’ equity.

Strong competition in our primary market area may reduce our ability to attract and retain deposits and also increase our cost of funds.

Atlantic Coast Bank operates in a very competitive market for the attraction of deposits, the primary source of our funding. Historically, our most direct competition for deposits has come from credit unions, community banks, large commercial banks and thrift institutions within our primary market areas. In recent years competition has also come from institutions that largely deliver their services over the internet. Such competitors have the competitive advantage of lower infrastructure costs and substantially greater resources and lending limits and may offer services we do not provide. Particularly during times of extremely low or extremely high interest rates, we have faced significant competition for investors’ funds from short-term money market securities and other corporate and government securities. During periods of regularly increasing interest rates, competition for interest-bearing deposits increases as customers, particularly time deposit customers, tend to move their accounts between competing businesses to obtain the highest rates in the market. As a result, we incur a higher cost of funds in an effort to attract and retain customer deposits. We strive to grow our lower cost deposits, such as non-interest-bearing checking accounts, in order to reduce our cost of funds.

Wholesale funding sources may be unavailable to replace deposits at maturity and support our liquidity needs or growth.

Atlantic Coast Bank must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to non-maturity deposit growth and repayments and maturities of loans and investments. Ongoing financial difficulties and restrictions by the FRB, the OCC and the FHLB may limit these sources, which include FHLB advances, proceeds from the sale of loans and liquidity resources of the holding company. At June 30, 2013, we had $110.0 million of FHLB advances outstanding, and the remaining borrowing capacity was $5.0 million.

In the past brokered deposits have been solicited as a source of funds. However, under the Consent Order with the OCC entered into in August 2012, we cannot accept, renew or roll over any brokered deposits without prior regulatory approval. We had no brokered deposits at June 30, 2013.

Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC-insured depository institutions, such as Atlantic Coast Bank, up to $250,000 per account. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Recent market developments and bank failures significantly depleted the FDIC’s Deposit Insurance Fund, and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, banks are now assessed deposit insurance premiums based on the bank’s average consolidated total assets, and the FDIC has modified certain risk-based adjustments which increase or decrease a bank’s overall assessment rate. This has resulted in increases to the deposit insurance assessment rates and thus raised deposit premiums for insured depository institutions. If these increases are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. If our financial condition deteriorates or if the bank regulators otherwise have supervisory concerns about us, then our assessments could rise. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities, or otherwise negatively impact our operations.

The downgrade of the U.S. credit rating could negatively impact our business, results of operations and financial condition.

Recent U.S. debt ceiling and budget deficit concerns together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling in 2011, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the United States from “AAA” to “AA+” in August 2011. The impact of any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the United States and global financial markets and economic conditions. In January 2013, the U.S. government adopted legislation to suspend the debt limit until May 19, 2013. As of May 19, 2013, the debt limit was increased above the previous statutory limit. Moody’s and Fitch have each warned that they may downgrade the U.S. government’s rating if the federal debt is not stabilized. A downgrade of the U.S. government’s credit rating or a default by the U.S. government to satisfy its debt obligations likely would create broader financial turmoil and uncertainty, which would weigh heavily on the global banking system. It is possible that any such impact could have a material adverse effect on our business, results of operations and financial condition.

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Atlantic Coast Bank is currently subject to extensive regulation, supervision and examination by the OCC, and by the FDIC, which insures Atlantic Coast Bank’s deposits. As a savings and loan holding company, we are currently subject to regulation and supervision by the FRB. Such regulation and supervision govern the activities in which financial institutions and their holding companies may engage and are intended primarily for the protection of the federal deposit insurance fund and depositors. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operations of financial institutions, the classification of assets by financial institutions and the adequacy of financial institutions’ allowance for loan losses.

Our operations are also subject to extensive regulation by other federal, state and local governmental authorities, and are subject to various laws and judicial and administrative decisions that impose requirements and restrictions on operations. These laws, rules and regulations are frequently changed by legislative and regulatory authorities. In the future, changes to existing laws, rules and regulations, or any other new laws, rules or regulations could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or prospects.

Financial reform legislation has, among other things, eliminated the OTS, tightened capital standards and created a new Consumer Financial Protection Bureau, and will result in new laws and regulations that are expected to increase our costs of operations.

The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Among other things, as a result of the Dodd-Frank Act:

•	the OCC became the primary federal regulator for federal savings banks such as Atlantic Coast Bank (replacing the OTS), and the FRB now supervises and regulates all savings and loan holding companies that were formerly regulated by the OTS, including the Company;
•	effective July 21, 2011, the federal prohibition on paying interest on demand deposits has been eliminated, thus allowing businesses to have interest-bearing checking accounts. This change has increased our interest expense;
•	the FRB is required to set minimum capital levels for depository institution holding companies that are as stringent as those required for their insured depository subsidiaries, and the components of Tier 1 capital are required to be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. There is a five-year transition period (from the July 21, 2010 effective date of the Dodd-Frank Act) before the capital requirements will apply to savings and loan holding companies. However, recently proposed rules would not provide such a transition period for savings and loan holding companies;
•	the federal banking regulators are required to implement new leverage and capital requirements that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives;
•	a new Consumer Financial Protection Bureau has been established, which has broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like Atlantic Coast Bank, will be examined by their applicable bank regulators; and
•	federal preemption rules that have been applicable for national banks and federal savings banks have been weakened, and state attorneys general have the ability to enforce federal consumer protection laws.

In addition to the risks noted above, we expect that our operating and compliance costs, and possibly our interest expense, could increase as a result of the Dodd-Frank Act and the implementing rules and regulations. The need to comply with additional rules and regulations, as well as state laws and regulations to which we were not previously subject, will also divert management’s time from managing our operations. Higher capital levels would reduce our ability to grow and increase our interest-earning assets which would adversely affect our return on stockholders’ equity.

The short-term and long-term impact of the changing regulatory capital requirements and anticipated new capital rules are uncertain.

On July 2, 2013, the federal banking agencies issued final capital rules that substantially amend the regulatory risk-based capital rules applicable to us. The rules implement the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act. The rules phase in over time beginning in 2015 and will become fully effective in 2019. The rules apply both to our Company, which currently is not subject to formal capital rules, and Atlantic Coast Bank.

The final rules increase capital requirements and generally include two new capital measurements that will affect us, a risk-based common equity Tier 1 ratio and a capital conservation buffer. Common Equity Tier 1 (CET1) capital is a subset of Tier 1 capital and is limited to common equity (plus related surplus), retained earnings, accumulated other comprehensive income and certain other items. Other instruments that have historically qualified for Tier 1 treatment, including noncumulative perpetual preferred stock, are consigned to a category known as Additional Tier 1 capital. Tier 2 capital consists of instruments that have historically been placed in Tier 2, as well as cumulative perpetual preferred stock. The final rules adjust all three categories of capital by requiring new deductions from and adjustments to capital. Beginning in 2015, our minimum capital requirements will be (i) a CET1 ratio of 4.5%, (ii) a Tier 1 capital (CET1 plus Additional Tier 1 capital) of 6% (up from 4%) and (iii) a total capital ratio of 8% (the current requirement). Our leverage ratio requirement will remain at the 4% level now required of Atlantic Coast Bank. Beginning in 2016, a capital conservation buffer will phase in over three years, ultimately resulting in a requirement of 2.5% on top of the CET1, Tier 1 and total capital requirements, resulting in a CET1 ratio of 7%, a Tier 1 ratio of 8.5%, and a total capital ratio of 10.5%. Failure to satisfy any of these three capital requirements will result in limits on paying dividends, engaging in share repurchases and paying discretionary bonuses. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions. While the final rules will result in higher regulatory capital standards, it is difficult at this time to predict when or how any new standards will ultimately be applied to us.

In addition to the higher required capital ratios that will begin to take effect in 2015, the new capital rules require new deductions from and adjustments to capital that will result in even more stringent capital requirements and changes in the ways we do business. Among other things, commercial real estate loans that do not meet certain new underwriting requirements must be risk-weighted at 150%, rather than the current 100%. There are also new risk weights for unsettled transactions and derivatives. We also will be required to hold capital against short-term commitments that are not unconditionally cancelable; currently, there are no capital requirements for these off-balance sheet assets.

In addition, in the current economic and regulatory environment, bank regulators may impose capital requirements that are more stringent than those required by applicable existing regulations. The application of more stringent capital requirements for Atlantic Coast Bank could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Implementation of changes to asset risk weightings for risk based capital calculations, items included or deducted in calculating regulatory capital or additional capital conservation buffers, could result in management modifying our business strategy and could limit our ability to make distributions, including paying dividends or buying back our shares.

The federal banking agencies are likely to issue new liquidity standards that could result in our having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets.

As part of the Basel III capital process, the Basel Committee on Banking has finalized a new liquidity standard, a Liquidity Coverage Ratio, which requires a banking organization to hold sufficient “high quality liquid assets” to meet liquidity needs for a 30 calendar day liquidity stress scenario, and a Net Stable Funding Ratio, which imposes a similar requirement over a one-year period, is under consideration. The U.S. banking regulators have said that they intend to adopt such liquidity standards, although they have not yet proposed a rule. New rules could restrict our operations and adversely affect our results and financial condition.

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and our income.

In response to the financial crisis of 2008 and early 2009, Congress has taken actions that are intended to strengthen confidence and encourage liquidity in financial institutions. The Dodd-Frank Act and implementing regulations are likely to have a significant effect on the financial services industry, which are likely to increase operating costs and reduce profitability. In addition, there have been proposals made by members of Congress and others that would reduce the amount delinquent borrowers are otherwise contractually obligated to pay on their mortgage loans and limit an institution’s ability to foreclose on mortgage collateral.

The potential exists for additional federal or state laws and regulations, or changes in policy, affecting lending and funding practices and liquidity standards. Moreover, bank regulatory agencies have been active in responding to concerns and trends identified in examinations, and have issued many formal enforcement orders requiring capital ratios in excess of regulatory requirements. Bank regulatory agencies, such as the OCC and the FDIC, govern the activities in which we may engage, primarily for the protection of depositors, and not for the protection or benefit of potential investors. In addition, new laws and regulations may increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. New laws and regulations may significantly affect the markets in which we do business, the markets for and value of our loans and investments, the fees we can charge, and our ongoing operations, costs and profitability. Legislative proposals limiting our rights as a creditor could result in credit losses or increased expense in pursuing our remedies as a creditor.

We are subject to losses due to the errors or fraudulent behavior of employees or third parties.

We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical recordkeeping errors and transactional errors. Our business is dependent on our employees as well as third-party service providers to process a large number of increasingly complex transactions, particularly in connection with our growing warehouse lending business. We could be materially adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems or if one of our third-party service providers experiences an operational breakdown or failure. When we originate loans, we rely upon information supplied by loan applicants and third parties, including the information contained in the loan application, property appraisal and title information, if applicable, and employment and income documentation provided by third parties. If any of this information is misrepresented and such misrepresentation is not detected prior to loan funding, we generally bear the risk of loss associated with the misrepresentation. Any of these occurrences could result in a diminished ability of us to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could negatively impact our business, financial condition and results of operations.

Risks Relating to this Offering and Ownership of Our Common Stock

An investor acquiring a 5% or greater interest in our common stock could be required to obtain regulatory approval for its investment.

Any investor that will own 5% or more of our common stock following the offering could be required to provide information to the FRB prior to making its investment and could be required to enter into passivity commitments or, if it will own 10% or more of our common stock following the offering, to seek approval from the Federal Reserve for its investment under the Change in Bank Control Act or the Bank Holding Company Act.

Our stock price may be volatile due to limited trading volume.

Our common stock is traded on the Nasdaq Global Market. However, the average daily trading volume in the common stock is relatively small, approximately 16,000 shares per day in 2013, and sometimes significantly less than that. As a result, trades involving a relatively small number of shares may have a significant effect on the market price of the common stock, and it may be difficult for investors to acquire or dispose of large blocks of stock without significantly affecting the market price. If our Market Value of Publicly Held Shares (as defined under Nasdaq rules) falls below $5.0 million or the price per share of the common stock falls below $1.00 for a specified amount of time, under applicable Nasdaq rules, we will generally have 180 calendar days from the date of the receipt of the notification from Nasdaq that we have failed to comply with its applicable listing standards to regain compliance with those standards. If we are unable to regain compliance, we may have to transfer the listing of our common stock to the Nasdaq Capital Market or begin trading on the over-the-counter market, which may adversely affect the trading market for our shares.

Our ability to pay dividends is limited.

We have not paid dividends to our common stockholders since July 2009. Our ability to pay dividends is limited by the Supervisory Agreement with the FRB, regulatory requirements and the need to maintain sufficient consolidated capital to meet the capital needs of the business, including capital needs related to future growth. Our primary source of funds available for the payment of dividends is the dividend payments we receive from Atlantic Coast Bank. Atlantic Coast Bank, in turn, is subject to the Consent Order and regulatory requirements, which potentially limits its ability to pay dividends to us, and by Atlantic Coast Bank’s need to maintain sufficient capital for its operations and obligations. We cannot assure you that we will be able to pay dividends to common stockholders in the future, and, if we are able to pay dividends, we cannot assure you as to the amount or timing of any such dividends. If we are able to pay dividends in the future, we cannot assure you that those dividends will be maintained, at the same level or at all, in future periods.

We may need additional financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We may need to obtain additional financing in the future for a variety of reasons, including meeting our regulatory obligations, conducting our ongoing operations, or funding expansion, as well as to respond to unanticipated situations. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements. Our ability to obtain additional financing will depend on a number of factors, including market conditions, our operating performance and investor interest. Additional funding may not be available to us on acceptable terms or at all. If we succeed in raising additional funds through the issuance of equity or convertible securities, it could result in substantial dilution to existing stockholders.

We may issue additional shares of common stock, preferred stock or equity, debt or derivative securities, which could adversely affect the value or voting power of your shares of common stock.

In addition to the securities that we expect to issue upon the exercise of outstanding stock options and the vesting of restricted stock, we may also issue shares of capital stock in future offerings, acquisitions or other transactions, or may engage in recapitalizations or similar transactions in the future, the result of which could cause stockholders to suffer further dilution in book value, market value or voting rights. Our board of directors has authority to engage in some of these transactions particularly additional equity, debt or derivative securities offerings or issuances without stockholder approval. If our board of directors decides to approve transactions that result in dilution, the value and voting power of shares of our common stock could decrease.

Our articles of incorporation, bylaws, and certain laws and regulation may prevent or delay transactions you might favor, including our sale or merger or our issuance of stock or sale of assets.

Certain laws and regulations, provisions of our articles of incorporation, bylaws, and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our board of directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock and could provide you with an opportunity to liquidate your investment.

We are registered with the Federal Reserve as a bank holding company under the BHCA. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. These laws may discourage certain persons from acquiring control of us. Additionally, federal and state approval requirements may delay or prevent certain persons from acquiring us.

As a Maryland corporation, we are subject to Maryland General Corporation Law (“MGCL”). Subject to certain exceptions, MGCL provides that a “business combination” between a Maryland corporation and an “interested stockholder,” or an affiliate of an interest stockholder, is prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, and after the five-year prohibition, any business combination between a Maryland corporation and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than the shares held by the interested stockholder or an affiliate or associate of the interested stockholder. The supermajority vote requirements do not apply, however, if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MGCL generally defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of the voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of the corporation at any time after the date on which it had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then-outstanding voting stock. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The business combinations covered by the MGCL generally include mergers, consolidations, statutory share exchanges, or, in certain circumstances, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates, or issuances or reclassifications of equity securities.

Certain provisions of our articles of incorporation and bylaws may discourage takeover attempts or make them more difficult, including:

•	our classified board of directors;
•	notice and information requirements for stockholders to nominate candidates for election to the board of directors or to propose business to be acted on at the annual meeting of stockholders;
•	requirement that a special meeting called by stockholders may be called only by the holders of at least a majority of all votes entitled to be cast at the meeting;
•	limitations on voting rights;
•	restrictions on removing directors from office;
•	authorized but unissued shares;
•	stockholder voting requirements for amendments to the articles of incorporation and bylaws; and
•	consideration of other factors by the board of directors when evaluating change in control transactions.

Our board of directors may issue shares of preferred stock that would adversely affect the rights of our common stockholders.

Our authorized capital stock includes 25,000,000 shares of preferred stock of which no preferred shares are issued and outstanding. Our board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our articles of incorporation, our board of directors is empowered to determine:

•	the designation of, and the number of, shares constituting each series of preferred stock;
•	the dividend rate for each series;
•	the terms and conditions of any voting, conversion and exchange rights for each series;

•	the amounts payable on each series on redemption or our liquidation, dissolution or winding-up;
•	the provisions of any sinking fund for the redemption or purchase of shares of any series; and
•	the preferences and the relative rights among the series of preferred stock.

We could issue preferred stock with voting and conversion rights that could adversely affect the voting power of the shares of our common stock and with preferences over the common stock with respect to dividends and in liquidation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking information concerning the operations, performance, financial conditions and prospects of the Company, Atlantic Coast Bank, and their respective subsidiaries within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (“Exchange Act”). Forward-looking statements in this prospectus and the documents incorporated by reference herein are based upon current expectations that may differ materially from actual results. Our forward-looking statements are generally identified by the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” and similar expressions. We have based these forward-looking statements on our current information, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, our forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the statements made herein. These risks and uncertainties involve general economic conditions and trends, changes in interest rates, increased competition, change in demand for financial services, the state of the banking industry generally, the uncertainties associated with newly developed or acquired operations, market disruptions and other effects of terrorist activities, and include, but are not limited to, the following:

•	potential increases in non-performing assets;
•	the impact of Atlantic Coast Bank’s Consent Order with the OCC;
•	our ability to raise additional capital;
•	doubt as to our ability to continue as a going concern;
•	our ability to dispose of non-performing or under-performing assets;
•	risks related to our borrowings with the FHLB;
•	sustained net losses;
•	changes in management and our board of directors;
•	our ability to implement our business strategy;
•	the quality of our loan portfolio and the assets securing our loans;
•	an insufficient allowance for loan losses as a result of inaccurate assumptions;
•	interest rate volatility;
•	changes in laws, regulations and policies of federal or state regulators and agencies and financial reform; and
•	other circumstances, many of which are beyond our control.

These and other important factors, including those discussed under “Risk Factors” elsewhere in this prospectus, may cause our actual results of operations to differ materially from that expressed or implied by the forward-looking statements contained in this prospectus. You should not place undue reliance on any such forward looking statements, which speak only as of the date made. We undertake no obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

Nothing contained in this prospectus is, or should be relied upon as, a promise, guaranty or representation as to our future performance. You may lose some or all of your investment if you invest in our common stock.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of      shares of our common stock in this offering will be approximately $     (or approximately $     if the underwriters exercise in full their option to purchase up to an additional      shares) assuming an offering price of $     per share, which is the last reported sales price of our common stock on the Nasdaq Global Market on            , 2013, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, including contributing substantially all of the net proceeds of the offering to Atlantic Coast Bank to maintain capital ratios at required levels and to support growth in Atlantic Coast Bank’s loan and investment portfolios. The net proceeds of this offering will qualify as Tier 1 capital for regulatory purposes.

Proceeds held by us will be invested in short term investments until needed for the uses described above.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2013:

•	on an actual basis; and
•	on an as adjusted basis to give effect to our sale of shares of common stock in this offering at the assumed public offering price of $ per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on , 2013, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Summary Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to those statements, included elsewhere in, or incorporated by reference into, this prospectus.

	At June 30, 2013
	Actual	As Adjusted
	(unaudited) (dollars in thousands, except share and per share data)
Cash and cash equivalents	$77,959	$
Stockholders’ equity:
Preferred Stock, $0.01 par value, 25,000,000 shares authorized; no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted
Common stock, 100,000,000 shares authorized; shares issued and outstanding, actual; shares issued and outstanding, as adjusted	26
Additional paid-in capital	56,093
Common stock held by benefit plans	(2,147)
Retained deficit	(17,966)
Accumulated other comprehensive loss	(4,841)
Total stockholders’ equity	$31,165	$
Total capitalization	$109,124	$

The as adjusted information regarding the number of shares of our common stock outstanding after this offering excludes:

•	85,715 shares underlying stock option awards, 75,995 of which are presently vested and exercisable, under the Atlantic Coast Financial Corporation 2005 Stock Option Plan;
•	51,728 shares reserved for issuance under the Atlantic Coast Financial Corporation 2005 Stock Option Plan; and
•	548 shares of unvested restricted stock.

MARKET PRICE OF COMMON STOCK

Our common stock is traded on the Nasdaq Global Market under the symbol “ACFC.” As of September 6, 2013, there were 2,629,061 shares of common stock issued and outstanding, with approximately 500 stockholders of record.

The following table sets forth the quarterly high and low sales prices of our common stock (and prior to February 3, 2011, Atlantic Coast Federal Corporation’s common stock) for the two years ended December 31, 2012 and 2011, the first and second quarter of 2013, and the third quarter of 2013 to date.

On September 6, 2013, the last reported sale price for our common stock on the Nasdaq Global Market was $4.21 per share.

	High	Low
Fiscal Year ending December 31, 2013
Third Quarter (through September 6, 2013)	$5.25	$3.46
Second Quarter	$6.88	$4.38
First Quarter	$4.95	$1.81
Fiscal Year ending December 31, 2012
Fourth Quarter	$3.30	$1.46
Third Quarter	$2.75	$1.37
Second Quarter	$2.63	$1.80
First Quarter	$3.19	$2.05
Fiscal Year ending December 31, 2011
Fourth Quarter	$3.44	$0.87
Third Quarter	$6.80	$2.01
Second Quarter	$10.07	$6.75
First Quarter	$11.17	$7.55

DIVIDEND POLICY

We have not paid dividends to our common stockholders since July 2009 and we do not currently intend to pay dividends. We currently intend to follow a policy of retaining earnings, if any, to increase our net worth and capital ratios over the next few years. As discussed elsewhere in this prospectus, our ability to pay dividends is limited by the Supervisory Agreement with the FRB, regulatory requirements and the need to maintain sufficient consolidated capital to meet the capital needs of the business, including capital needs related to future growth. In addition, our primary source of funds available for the payment of dividends is the dividend payments we receive from Atlantic Coast Bank, which is subject to a Consent Order and regulatory requirements which limit its ability to pay dividends to us.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our regulatory compliance status, earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, and other factors deemed relevant by our board of directors.

PRINCIPAL STOCKHOLDERS

The following tables sets forth information as of September 3, 2013, with respect to the ownership of our common stock of: (a) each of our current and elected directors; (b) each of our current executive officers who is a named executive officer in the summary compensation table located in our most recent definitive proxy statement on Schedule 14A, which is incorporated by reference into this prospectus; (c) each person who is known by us to the beneficial owner of more than five percent of the outstanding shares of common stock; and (d) all directors and executive officers as a group. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owners	Shares of Common Stock Beneficially Owned(1)		Percent of Class
Greater than Five Percent (5%) Stockholders
The Albury Investment Partnership Rose Capital Pty Limited c/o Seumas Dawes 88 Phillip Street, Aurora Place, Suite 4, Level 40 Sydney, Australia NSW 2000	262,000	(2)	9.97%
Mr. Amin Fadul Ali Nasdec General Trading LLC, Office 1403, 14th Floor One Business Bay, Business Bay Area P.O. Box 113296 Dubai, United Arab Emirates	250,000	(3)	9.51%
Atlantic Coast Financial Corporation Employee Stock Ownership Plan Trust 10151 Deerwood Park Blvd, Building 200, Suite 100 Jacksonville, Florida 32256	138,757	(4)	5.30%

Directors and Executive Officers(5)
Bhanu Choudhrie	120,000	(6)	4.6%
W. Eric Palmer	8,998	(7)	*
Jay S. Sidhu	64,840	(8)	2.5%
H. Dennis Woods	11,766	(10)	*
Thomas B. Wagers, Sr.	22,818	(11)	*
Phillip S. Buddenbohm**	7,078	(12)	*
Dave Bhasin	—		—
Kevin G. Champagne	—		—
John J. Dolan	—		—
John K. Stephens(15)	—		—
James D. Hogan(15)	—		—
All directors and executive officers as a group (12 persons)	259,885		9.9%

*	Less than 1%.
**	Phillip S. Buddenbohm is an officer of Atlantic Coast Bank only.
(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner for purposes of this table, of any shares of common stock if such person has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares, and includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting or investment power.

(2)	Based on a Schedule 13D filed with the Securities and Exchange Commission on April 10, 2013, The Albury Investment Partnership, Rose Capital Pty Limited and Seumas Dawes have shared voting and investment power over 262,000 shares. Rose Capital Pty Limited owns 99% of The Albury Investment Partnership and Seumas Dawes is the sole owner of Rose Capital Pty Limited.
(3)	Based on a Schedule 13D filed with the Securities and Exchange Commission on April 26, 2013, Mr. Amin Fadul Ali has sole voting and investment power over all 250,000 shares.
(4)	Based on a Schedule 13G/A filed with the Securities Exchange Commission on February 1, 2013, the Employee Stock Ownership Plan has sole voting power over 86,226 shares and shared voting power over 52,531 shares.
(5)	The mailing address for each director and executive officer listed is 10151 Deerwood Park Blvd. Bldg. 200, Suite 100, Jacksonville, FL 32256.
(6)	All 120,000 shares of common stock are held by a company controlled by Mr. Choudhrie.
(7)	Includes 19 shares of common stock held by Mr. Palmer’s children, 4,909 shares that can be acquired pursuant to stock options within 60 days of September 3, 2013 and 622 shares of common stock held in a director retirement plan account.
(8)	Includes 11,760 shares that can be acquired pursuant to stock options within 60 days of September 3, 2013 and 1,689 shares of common stock held in Mr. Sidhu’s 401(k) plan account.
(9)	Includes 7,006 shares of common stock held in Mr. Sweat’s individual retirement accounts, 3,489 shares of common stock held in Mr. Sweat’s spouse’s individual retirement account, 4,909 shares that can be acquired pursuant to stock options within 60 days of September 3, 2013 and 1,829 shares of common stock held in a director retirement plan account.
(10)	Includes 4,909 shares that can be acquired pursuant to stock options within 60 days of September 3, 2013.
(11)	Includes 4,637 shares of common stock held in Mr. Wagers’ 401(k) plan account, 2,045 shares held in Mr. Wagers’ employee stock ownership plan account, 5,000 shares of common stock held in Mr. Wagers’ supplemental retirement agreement account and 6,512 shares that can be acquired pursuant to stock options within 60 days of September 3, 2013.
(12)	Includes 265 shares of common stock held in Mr. Buddenbohm’s 401(k) plan account, 2,842 shares that can be acquired pursuant to stock options within 60 days of September 3, 2013 and 1,478 shares held in Mr. Buddenbohm’s employee stock ownership plan account.
(15)	Appointment remains subject to review and non-objection of the FRB.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected financial data of the Company as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are derived from our audited financial statements for such periods. Our unaudited selected financial data as of and for the six-month period ended June 30, 2013 and 2012, are unaudited. Our unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation have been made. Interim results are subject to significant seasonal variations and are not indicative of the results of operations to be expected for a full fiscal year. The financial data should be read in conjunction with our financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in, or incorporated by reference into, this prospectus.

Selected Consolidated Balance Sheet Data

	At June 30, 2013	At December 31,
		2012	2011	2010	2009	2008
	(unaudited)	(audited)
		(Dollars in Thousands)
Total assets	$742,194	$772,619	$788,967	$827,442	$905,561	$996,089
Cash and cash equivalents	77,959	67,828	41,017	8,550	37,144	34,058
Securities available-for-sale	160,856	159,745	126,821	149,090	177,938	147,474
Other loans (held-for-sale and warehouse)	62,870	72,568	61,619	49,318	8,990	736
Loans, net	386,285	421,201	505,707	549,752	614,371	741,879
Federal Home Loan Bank stock, at cost	5,879	7,260	9,600	10,158	10,023	9,996
Deposits	502,144	499,760	508,411	528,497	555,444	624,606
Total borrowings	202,800	227,800	227,800	247,800	287,694	277,650
Total stockholders’ equity	31,165	40,260	46,294	44,791	56,541	83,960
Selected Consolidated Statement of Income Data

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)		(audited)
			(Dollars in Thousands, Except per Share Data)
Total interest and dividend income	$14,921	17,373	$33,505	$38,281	$44,855	$48,718	$55,259
Total interest expense	6,405	7,286	14,270	16,756	21,192	26,935	32,009
Net interest income	8,516	10,087	19,235	21,525	23,663	21,783	23,250
Provision for loan losses	2,453	7,216	12,491	15,383	21,230	24,873	13,948
Net interest income (loss) after provision for loan losses	6,063	2,871	6,744	6,142	2,433	(3,090)	9,302
Total noninterest income	3,448	3,954	10,096	11,232	8,262	4,165	10,949
Total noninterest expense	13,104	11,380	23,357	28,085	24,891	24,300	26,329
(Loss) income before income tax expense (benefit)	(3,593)	(4,555)	(6,517)	(10,711)	(14,196)	(23,225)	(6,078)
Income tax expense (benefit)	—	150	150	(424)	—	6,110	(3,233)
Net loss	$(3,593)	$(4,705)	$(6,667)	$(10,287)	$(14,196)	$(29,335)	$(2,845)
Loss per common share:
Basic	$(1.43)	$(1.89)	$(2.67)	$(4.13)	$(5.51)	$(11.43)	$(1.12)
Diluted	$(1.43)	$(1.89)	$(2.67)	$(4.13)	$(5.51)	$(11.43)	$(1.12)
Dividends declared per common share	$—	$—	$—	$—	$—	$0.10	$2.40

Selected Consolidated Financial Ratios and Other Data

	At and For the Six Months Ended June 30,		At or For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)		(audited)
Performance Ratios:
Return (loss) on assets (ratio of net income (loss) to average total assets)	(0.96)%	(1.21)	(0.85)%	(1.27)%	(1.58)%	(3.01)%	(0.29)%
Return (loss) on equity (ratio of net income (loss) to average equity)	(18.96)%	(20.22)	(14.51)%	(19.24)%	(25.85)%	(38.40)%	(3.22)%
Dividend Payout ratio	—%	—%	—%	—%	—%	(0.9)%	(213.6)%
Interest rate spread information:
Interest rate spread(1)	2.24%	2.54%	2.42%	2.67%	2.66%	2.14%	2.21%
Net interest margin(2)	2.39%	2.70%	2.58%	2.83%	2.79%	2.37%	2.53%
Ratio of operating expense to average total assets	3.49%	2.91%	2.99%	3.48%	2.77%	2.49%	2.61%
Efficiency ratio(3)	109.53%	81.05%	79.63%	85.74%	77.97%	93.65%	76.99%
Ratio of average interest-earning assets to average interest-bearing liabilities	107.55%	108.15%	108.11%	107.07%	105.58%	107.92%	109.06%
Asset Quality Ratios:
Non-performing assets to total assets at end of period	3.40%	5.24%	4.26%	6.65%	4.60%	4.44%	2.90%
Allowance for loan losses to non-performing loans	81.09%	37.30%	43.76%	33.31%	47.45%	39.29%	41.50%
Allowance for loan losses to total loans	2.53%	2.64%	2.52%	2.98%	2.37%	2.22%	1.43%
Net charge-offs to average outstanding loans	1.69%	3.80%	3.23%	2.25%	3.47%	3.11%	1.35%
Non-performing loans to total loans	3.12%	7.07%	5.76%	8.94%	4.99%	5.64%	3.43%
Capital Ratios:
Total capital to risk weighted assets	9.6%	10.8%	9.8%	10.9%	10.1%	11.4%	11.6%
Tier 1 capital to risk weighted assets	8.3%	9.6%	8.6%	9.7%	8.8%	10.2%	10.8%
Tier 1 capital to adjusted assets	4.8%	5.4%	5.1%	5.8%	5.5%	6.1%	7.5%
Average equity to average assets	5.1%	6.0%	5.9%	6.6%	6.1%	7.8%	9.0%
Other Data:
Number of full-service offices	11	11	11	11	11	11	12
Number of loans	7,265	8,261	7,889	8,831	9,815	11,094	14,126
Number of deposit accounts	37,107	38,472	37,681	39,094	39,606	39,282	46,148

(1)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2)	Net interest margin represents net interest income divided by average interest earning assets.
(3)	Efficiency ratio represents noninterest expense as a percentage of net interest income plus noninterest income.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. The following is a summary of the rights of our common and preferred stock, certain provisions of our articles of incorporation and bylaws, as currently in effect, certain provisions of Maryland law, and certain provisions of federal law and related regulations. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our articles of incorporation and bylaws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Maryland law.

Common Stock

As of September 6, 2013, there were 2,629,061 shares of our common stock and no shares of our preferred stock outstanding. As of September 6, 2013, there were outstanding options to purchase 85,715 shares of common stock and 548 shares of common stock issuable pursuant to outstanding unvested restricted stock units.

Voting Rights.  Each holder of common stock is entitled to one vote for each share of common stock on all matters submitted to a vote of the stockholders, including the election of directors, provided, however, that any record stockholder who beneficially owns, directly or indirectly, more than 10% of the then-outstanding shares of our common stock will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit unless, prior to acquiring beneficial ownership of such shares in excess of the 10% limit, such acquisition was approved by a majority of the “unaffiliated directors” (as defined in our articles of incorporation). Our articles of incorporation and bylaws do not provide for cumulative voting. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, subject to the rights of holders of any then-outstanding shares of preferred stock. Unless otherwise provided by Maryland law or expressly provided in our articles of incorporation, stockholder action shall be valid and effective if authorized by the affirmative vote of the holders of a majority our outstanding common stock. Certain other matters that may be submitted to a stockholder vote require the approval of 80% of our outstanding common stock.

Dividends.  Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Our ability to pay dividends is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce our assets below the then-adjusted balance of our liquidation account. Holders of our common stock will be entitled to receive and share equally in dividends declared by the board of directors. If we issue shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Liquidation.  In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities (including payments with respect to its liquidation account), all of our assets available for distribution. If preferred stock is issued, the holders thereof may have priority over the holders of our common stock in the event of liquidation or dissolution. In the event of any liquidation, dissolution or winding up of Atlantic Coast Bank, we, as holder of 100% of Atlantic Coast Bank’s capital stock, would be entitled to receive all the assets of Atlantic Coast Bank available for distribution, after payment or provision for payment of all debts and liabilities of Atlantic Coast Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders.

Rights and Preferences.  Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Holders of our common stock are not entitled to exercise any dissenters’ or appraisal rights, as provided for under Maryland law, unless our board of directors resolves that such rights shall apply with respect to a transaction occurring after the date of such resolution in connection with which holders of our common stock would otherwise be entitled to exercise such rights.

Preferred Stock

As of September 6, 2013, no shares of preferred stock were outstanding, and we have no current plans to issue any shares of preferred stock. Our board of directors has the authority under our articles of incorporation, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the rights, preferences, privileges and restrictions of the shares of each wholly unissued series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and sinking fund terms. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of our outstanding common stock, without a vote of the holders of the preferred stock, unless a vote of the holders of preferred stock is required by law or the terms of such preferred stock.

Anti-Takeover Effects of Provisions of Our Charter Documents and Maryland Law

Directors.  Our board of directors will be divided into three classes, as nearly equal in number as possible. The members of each class are elected for a term of three years and only one class of directors is elected annually. As a result, it would take at least two annual elections to replace a majority of the board of directors. Further, our bylaws impose advance notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at any meeting of stockholders.

Restrictions on Call of Special Meetings.  Our bylaws provide that special meetings of stockholders can be called by our president, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Limitation of Voting Rights.  Our articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit, unless, prior to acquiring beneficial ownership of such shares in excess of the 10% limit, such acquisition was approved by a majority of the “unaffiliated directors” (as defined in our articles of incorporation). This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the MGCL, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

In addition, the FRB regulations provide that for a period of three years following the date of the completion of our second step conversion, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the FRB. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the FRB, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Restrictions on Removing Directors from Office.  Our articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above).

Authorized but Unissued Shares.  Our articles of incorporation authorize the issuance of 25,000,000 shares of preferred stock, which may be issued from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares

(which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of the company that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of common stock or a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of capital stock therefore may be to deter a future attempt to gain control of us.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or otherwise adversely affecting the rights of holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control and may adversely affect the market price of our common stock.

Amendments to Articles of Incorporation and Bylaws.  Amendments to our articles of incorporation must be approved by two-thirds of the outstanding shares of our voting stock, or a majority of the outstanding shares of our voting stock if such amendment is approved by two-thirds of our board of directors; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions. The provisions include:

•	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;
•	The division of the board of directors into three staggered classes;
•	The ability of the board of directors to fill vacancies on the board;
•	The requirement that directors may only be removed for cause and by the affirmative vote of at least a majority of the votes eligible to be cast by stockholders;
•	The ability of the board of directors to amend and repeal the bylaws;
•	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire us;
•	The authority of the board of directors to provide for the issuance of preferred stock;
•	The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;
•	The number of stockholders constituting a quorum or required for stockholder consent;
•	The indemnification by us of current and former directors and officers, as well as employees and other agents;
•	The limitation of liability of officers and directors to the company for money damages;
•	The inability of stockholders to cumulate their votes in the election of directors;
•	The advance notice requirements for stockholder proposals and nominations; and
•	The provision of the articles of incorporation amending the provisions of the articles of incorporation.

Our articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the board of directors or by the stockholders with the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting shares.

The provisions requiring the affirmative vote of 80% of outstanding shares for certain stockholder actions have been included in our articles of incorporation in reliance on Section 2-104(b)(4) of the MGCL. Section 2-104(b)(4) permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the MGCL.

Our articles of incorporation provide that a majority of our board of directors can amend our articles of incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. In addition, our articles of incorporation provide that we may amend or repeal any provision of our articles of incorporation without stockholder approval, if the approval of stockholders is not required by the MGCL.

Business Combinations with Interested Stockholders

Under Maryland law, “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities.

Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of our voting stock after the date on which we had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of ours at any time after the date on which we had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then-outstanding voting stock. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of our voting stock, and (ii) two-thirds of the votes entitled to be cast by holders of our voting stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Evaluation of Offers.  Our articles of incorporation provide that our board of directors, when evaluating a transaction that would or may involve a change in control of the company (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of the company and our stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon our stockholders, including stockholders, if any, who do not participate in the transaction;
•	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, us and our subsidiaries and on the communities in which we and our subsidiaries operate or are located;
•	whether the proposal is acceptable based on our historical, current or projected future operating results or financial condition;
•	whether a more favorable price could be obtained for our stock or other securities in the future;
•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect our employees;
•	the future value of the stock or any other of our securities or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;
•	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and
•	our ability to fulfill our objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. Our board of directors believes that it is in the best interests of the company and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. Despite our belief as to the benefits to stockholders of these provisions of our articles of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Bank Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the FRB has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, FRB regulations provide that no company may acquire control of a savings bank without the prior approval of the FRB. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the FRB.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the FRB that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings bank’s voting stock, if the acquiror is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the FRB, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings bank’s stock who do not intend to participate in or seek to exercise control over a savings bank’s management or policies may qualify for a safe harbor by filing with the FRB a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the FRB, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”

The FRB may prohibit an acquisition of control if it finds, among other things, that:

•	the acquisition would result in a monopoly or substantially lessen competition;
•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or
•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS

The following is a summary of certain of the material U.S. federal income and estate tax consequences applicable to non-U.S. holders (as defined below) with respect to the acquisition, ownership and disposition of shares of our common stock. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), final, temporary or proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, any U.S. federal gift taxes, any U.S. alternative minimum taxes, or any tax considerations arising under the laws of any foreign, state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;
•	partnerships or other pass-through entities;
•	tax-exempt organizations;
•	tax-qualified retirement plans;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	controlled foreign corporations;
•	passive foreign investment companies;
•	persons that own, or have owned, actually or constructively, more than 5% of our common stock; and
•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE

U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. person. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

We do not expect to pay cash dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent such distributions exceed both our current and accumulated earnings and profits, they will first constitute a return of capital and be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under the section titled “— Gain on Sale or Other Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or other applicable form or acceptable substitute form) certifying, under penalties of perjury, such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or other applicable form or acceptable substitute form). Instead, the non-U.S. holder generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation (or a non-U.S. entity treated as a corporation for U.S. federal income tax purposes) also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale or Other Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;
•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or
•	we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for the common stock, and the common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation (or non-U.S. entity treated as a corporation for U.S. federal income tax purposes) also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Estate Tax

Common stock in a U.S. corporation, including Atlantic Coast Financial Corporation, directly held by an individual who is a nonresident alien at the time of death will be considered U.S. situs property, included in the gross estate of the nonresident alien decedent for U.S. federal estate tax purposes, and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. The determination of whether an individual is a “nonresident alien” for purposes of the federal estate tax is not the same as the determination of whether an individual is a “non-U.S. holder” for purposes of the federal income tax. In general, an individual is considered a “nonresident alien” for federal estate tax purposes if that individual is not a citizen of the United States and has not established his or her domicile in the United States. An individual is considered to have established his or her domicile in the United States if that person is residing in the United States and, considering all the facts and circumstances, intends to continue residing in the United States indefinitely.

If a non-U.S. holder has established his or her domicile in the United States, the non-U.S. holder will generally be subject to the same federal estate tax rules as a U.S. citizen, unless an applicable estate tax treaty provides otherwise. Those rules generally allow a larger exemption from federal estate tax than would otherwise apply to a nonresident alien, but also include in the gross estate for purposes of applying the federal estate tax all assets owned by the non-U.S. holder worldwide.

In addition, non-U.S. holders (whether or not domiciled in the United States) who are married to persons who are not U.S. citizens will be subject to more stringent requirements for transferring assets to their spouse than apply to transfers to spouses who are U.S. citizens, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder (even if no withholding was required) and the amount of any tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Backup withholding generally will not, however, apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI or other applicable form, or otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (“FATCA”) impose a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign entity is otherwise exempt under FATCA. As a general matter, the FATCA rules are designed to require U.S. persons’ direct and indirect ownership of non-U.S. accounts and non-U.S. entities to be reported to the IRS. Under final regulations issued by the U.S. Department of Treasury on January 17, 2013, as modified by IRS Notice 2013-43, withholding under FATCA will apply (1) to payments of dividends on our common stock made after June 30, 2014 and (2) to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2016. The U.S. Treasury has negotiated intergovernmental agreements with certain countries and is in various stages of negotiations with a number of other foreign governments with respect to one or more alternative approaches to implement FATCA, which alter in certain respects the rules described above. These requirements are different from, and in addition to, the U.S. tax certification rules described above. Investors are urged to consult their tax advisors regarding the application of these requirements to their own situation.

UNDERWRITING

We have entered into an underwriting agreement with FBR Capital Markets & Co., as representative of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
FBR Capital Markets & Co.
Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us or the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares.

The representatives of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $     per share for the common stock. After the completion of the offering, the underwriters may change the offering price and other selling terms.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Underwriting discount paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering (including legal fees and expenses, accounting fees and expenses, SEC filing fees and printing fees, but not including the underwriting discount) are estimated at $     and are payable by us. These estimated expenses include up to $         of reasonable fees of underwriters’ counsel, up to $         in underwriters’ reasonable travel and related expenses, and other reasonable out-of-pocket expenses, that we have agreed to reimburse.

In addition, subject to certain conditions, we have granted the representative of the underwriters in this offering, for a period of thirty months following the effective date of this registration statement, a right of first refusal to act as lead underwriter and sole book runner with any future public offering of equity, equity-linked or debt securities or other capital markets financing, sole financial advisor with any merger or acquisition and sole book runner or placement agent with any rights offering.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of      additional shares from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount of     %.

Lock-Up Agreements

Our executive officers and directors have agreed to a 90-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that for a period of 90 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representatives, subject to certain exceptions.

In addition, the underwriting agreement provides that we will not, for a period of 90 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriters.

Nasdaq Global Market Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “ACFC.”

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.
•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
(B)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

(A)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(B)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

LEGAL MATTERS

The validity of the common stock offered by us pursuant to this prospectus has been passed upon for us by Stradley Ronon Stevens & Young, LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP.

EXPERTS

The consolidated financial statements incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein, and have been so incorporated in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. In the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in this prospectus.

This prospectus incorporates by reference the documents listed below that we previously have filed with the SEC.

•	Our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on April 1, 2013;
•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 15, 2013
•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 13, 2013;
•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on July 22, 2013;
•	Our Current Reports on Form 8-K filed with the SEC on each of April 16, 2013, April 23, 2013, May 13, 2013, May 16, 2013, June 5, 2013, June 11, 2013, June 20, 2013, June 26, 2013, August 8, 2013, August 20, 2013, September 6, 2013, September 10, 2013 (excluding the information furnished under Item 7.01 and the information incorporated by reference therein), September 19, 2013, and September 27, 2013; and
•	The description of our common stock contained in the Form 8-A Registration Statement filed with the SEC on February 3, 2011 pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

You may obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a document unless that exhibit is specifically incorporated by reference into that document) from the SEC on its web site at http://www.sec.gov. You also may obtain these documents from us without charge by visiting our web site at www.atlanticcoastbank.net.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can obtain a copy of the registration statement from the SEC at the address listed below or from the SEC’s website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at www.sec.gov. In addition, we maintain a website that contains information about us at http://www.atlanticcoastbank.net. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

     Shares

Atlantic Coast Financial Corporation

Common Stock

PROSPECTUS

           , 2013

FBR

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Amount
SEC registration fee		$6,274.40
NASDAQ listing fee		*
FINRA filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Maryland General Corporation Law (“MGCL”) permits a corporation to indemnify its present and former directors, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their services in those capacities, unless it is established that:

(1)	the act or omission of the director was material to the matter giving rise to such proceeding, and
(A)	was committed in bad faith or
(B)	was the result of active and deliberate dishonesty;
(2)	the director actually received an improper personal benefit in money, property, or services; or
(3)	in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

A court of appropriate jurisdiction also may under certain circumstances order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding paragraph or has been declared liable on the basis that a personal benefit improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

Under the MGCL, a Maryland corporation also is permitted to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses incurred by a present or former director or officer made a party to the proceeding by reason of his service in that capacity, provided that the corporation shall have received a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

The MGCL also authorizes a Maryland corporation to limit by provision in its articles of incorporation the liability of directors and officers to the corporation or to its stockholders for money damages except to the extent:

(1)	the director or officer actually receives an improper benefit or profit in money, property, or services, for the amount of the benefit or profit actually received, or
(2)	a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Articles 10 and 11 of our articles of incorporation set forth circumstances under which our directors, officers, employees and agents may be insured or indemnified against liability which they incur in their capacities as such and may have their liability limited pursuant to the provisions of Maryland law summarized above:

ARTICLE 10. Indemnification, etc. of Directors and Officers.

A. Indemnification.  The Corporation shall indemnify (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by the board of directors and permitted by law; provided, however, that, except as provided in Section B of this Article 10 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation.

B. Procedure.  If a claim under Section A of this Article 10 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met, and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 10 or otherwise shall be on the Corporation.

C. Non-Exclusivity.  The rights to indemnification and to the advancement of expenses conferred in this Article 14 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, these Articles, the Corporation’s Bylaws, any agreement, any vote of stockholders or the board of directors, or otherwise.

D. Insurance.  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the MGCL.

E. Miscellaneous.  The Corporation shall not be liable for any payment under this Article 10 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 10 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

F. Limitation Imposed by Federal Law.  Notwithstanding any other provision set forth in this Article 10, in no event shall any payments made by the Corporation pursuant to this Article 10 exceed the amount permissible under applicable federal law.

Any repeal or modification of this Article 10 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 10 is in force.

ARTICLE 11.

Limitation of Liability.  An officer or director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages, except (A) to the extent that it is proved that the Person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (B) to the extent that a judgment or other final adjudication adverse to the Person is entered in a proceeding based on a finding in the proceeding that the Person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the Personal liability of officers and directors, then the liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits.

The exhibits listed on the Index to Exhibits of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on October 17, 2013.

Atlantic Coast Financial Corporation

By:	/s/ Thomas B. Wagers, Sr. Thomas B. Wagers, Sr. Interim President, Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas B. Wagers, Sr. Thomas B. Wagers, Sr.	Interim President, Chief Executive Officer and Chief Financial Officer (Principal Executive Officer; Principal Financial and Accounting Officer)	October 17, 2013
* Jay S. Sidhu	Interim Chairman of the Board of Directors	October 17, 2013
* Bhanu Choudhrie	Director	October 17, 2013
* Kevin G. Champagne	Director	October 17, 2013
* John J. Dolan	Director	October 17, 2013
* W. Eric Palmer	Director	October 17, 2013
/s/ Dave Bhasin Dave Bhasin	Director	October 17, 2013
* H. Dennis Woods	Director	October 17, 2013

By: /s/ Thomas B. Wagers, Sr. Name: Thomas B. Wagers, Sr. Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement*
2.1	Merger Agreement with Bond Street Holdings, Inc., incorporated by reference to Exhibit 2.1 of Atlantic Coast Financial Corporation’s Form 8-K Current Report, originally filed with the Securities and Exchange Commission on February 26, 2013
2.2	Amendment Number 1 to the Agreement and Plan of Merger by and among Atlantic Coast Financial Corporation, Atlantic Coast Bank, Bond Street Holdings, Inc. and Florida Community Bank, N.A., dated April 22, 2013, incorporated by reference to Exhibit 2.2 of Atlantic Coast Financial Corporation’s Form 8-K Current Report, originally filed with the Securities and Exchange Commission on April 23, 2013
3.1	Amended and Restated Articles of Incorporation of Atlantic Coast Financial Corporation, incorporated by reference to Exhibit 3.1 of the registrant’s Registration Statement on Form S-1, and any amendments thereto, originally filed with the Securities and Exchange Commission on June 18, 2010 (Registration No. 333-167632)
3.2	Bylaws of Atlantic Coast Financial Corporation, incorporated by reference to Exhibit 3.2 of the registrant’s Registration Statement on Form S-1, and any amendments thereto, originally filed with the Securities and Exchange Commission on June 18, 2010 (Registration No. 333-167632)
4.1	Form of Common Stock Certificate of Atlantic Coast Financial Corporation, incorporated by reference to Exhibit 4 of the registrant’s Registration Statement on Form S-1, and any amendments thereto, originally filed with the Securities and Exchange Commission on June 18, 2010 (Registration No. 333-167632)
5.1	Opinion of Stradley Ronon Stevens & Young, LLP*
10.1	Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.1 of the registrant’s Registration Statement on Form S-1, and any amendments thereto, originally filed with the Securities and Exchange Commission on June 18, 2010 (Registration No. 333-167632)
10.2	Form of Employment Agreement with Thomas B. Wagers, Sr. incorporated by reference to Exhibit 10.25 of the registrant’s Amendment No. 3 to the Form S-1 Registration Statement, originally filed with the Securities and Exchange Commission on October 29, 2010 (Registration No. 333-167632)
10.3	2005 Amended and Restated Director Retirement Plan, incorporated by reference to Exhibit 10.23 of the registrant’s Registration Statement on Form S-1, and any amendments thereto, originally filed with the Securities and Exchange Commission on June 18, 2010 (Registration No. 333-167632)
10.4	Atlantic Coast Financial Corporation 2005 Stock Option Plan, incorporated by reference to Appendix B to the Definitive Proxy Statement originally filed by Atlantic Coast Federal Corporation with the Securities and Exchange Commission on April 7, 2005
10.5	Atlantic Coast Financial Corporation 2005 Recognition and Retention Plan, incorporated by reference to Appendix C to the Definitive Proxy Statement originally filed by Atlantic Coast Federal Corporation with the Securities and Exchange Commission on April 7, 2005
10.6	Split Dollar Life Insurance Agreement with Thomas B. Wagers, Sr., incorporated by reference to Exhibit 10.4 to Atlantic Coast Federal Corporation’s Form 8-K Current Report, originally filed with the Securities and Exchange Commission on January 7, 2010

Exhibit Number	Description
10.7	Atlantic Coast Federal Corporation 2008 Executive Deferred Compensation Plan, incorporated by reference to Exhibit 10.1 to Atlantic Coast Federal Corporation’s Form 8-K Current Report originally filed with the Securities and Exchange Commission on February 12, 2008
10.8	Fourth Amended and Restated Supplemental Executive Retirement Agreement with Thomas B. Wagers, Sr., incorporated by reference to Exhibit 10.12 of Atlantic Coast Financial Corporation’s Form 10-K Annual Report originally filed with the Securities and Exchange Commission on March 28, 2012
10.9	Supplemental Executive Retirement Agreement with Phillip S. Buddenbohm, incorporated by reference to Exhibit 10.9 of Atlantic Coast Financial Corporation’s Form 10-K Annual Report originally filed with the Securities and Exchange Commission on April 1, 2013
10.10	Consulting Agreement with Jay S. Sidhu, incorporated by reference to Exhibit 10.1 of the registrant’s Form 8-K current Report, originally filed with the Securities and Exchange Commission on May 18, 2011
10.11	Non-compete and Non-solicitation Agreement with Thomas B. Wagers, Sr., incorporated by reference to Exhibit 10.9 of Atlantic Coast Federal Corporation’s Form 8-K current Report originally filed with the Securities and Exchange Commission on May 14, 2010
10.12	Non-compete and Non-solicitation Agreement with Phillip S. Buddenbohm, incorporated by reference to Exhibit 10.12 of Atlantic Coast Financial Corporation’s Form 10-K Annual Report originally filed with the Securities and Exchange Commission on April 1, 2013
10.13	Atlantic Coast Federal Corporation Employee Stock Purchase Plan, incorporated by reference to Appendix A to the Definitive Proxy Statement originally filed by Atlantic Coast Federal Corporation with the Securities and Exchange Commission on April 7, 2010
10.14	Atlantic Coast Federal Corporation Director Stock Purchase Plan, incorporated by reference to Appendix B to the Definitive Proxy Statement originally filed by Atlantic Coast Federal Corporation with the Securities and Exchange Commission on April 7, 2010
10.15	Atlantic Coast Federal Corporation Amended and Restated 2005 Director Deferred Fee Plan, incorporated by reference to Exhibit 10.6 of Atlantic Coast Federal Corporation’s Form 10-K Annual Report originally filed with the Securities and Exchange Commission on March 31, 2009
10.16	Atlantic Coast Federal Corporation Amended and Restated 2007 Director Deferred Compensation Plan for Equity, incorporated by reference to Exhibit 10.15 of Atlantic Coast Federal Corporation’s Form 10-K Annual Report originally filed with the Securities and Exchange Commission on March 31, 2009
10.17	Atlantic Coast Bank Director Emeritus Plan, incorporated by reference to Exhibit 10.14 of Atlantic Coast Federal Corporation’s Form 10-K Annual Report originally filed with the Securities and Exchange Commission on March 31, 2009
10.18	Consent Order with the Office of the Comptroller of the Currency, incorporated by reference to Exhibit 10.1 of Atlantic Coast Financial Corporation’s Form 8-K Current Report, originally filed with the Securities and Exchange Commission on August 14, 2012
10.19	Supervisory Agreement, dated as of December 10, 2010, by and between Atlantic Coast Financial Corporation, as successor to Atlantic Coast Federal, MHC, and the Federal Reserve Board, as successor to the Office of Thrift Supervision, incorporated by reference to Exhibit 10.2 of Atlantic Coast Federal Corporation’s Form 8-K originally filed with the Securities and Exchange Commission on December 16, 2010

Exhibit Number	Description
21.1	Subsidiaries of Registrant, incorporated by reference to Exhibit 21 of Atlantic Coast Financial Corporation’s Form 10-K Annual Report originally filed with the Securities and Exchange Commission on April 1, 2013
23.1	Consent of McGladrey LLP, filed herewith
23.2	Consent of Stradley Ronon Stevens & Young, LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included in Part II as a part of the signature page of the registration statement)**
24.2	Power of Attorney of David Bhasin, filed herewith
99.1	Consent of Director Nominee, John K. Stephens**
99.2	Consent of Director Nominee, David Bhasin**
99.3	Consent of Director Nominee, James D. Hogan, filed herewith

*	To be filed subsequently by an amendment to the registration statement or by reference from documents filed or to be filed with the SEC under the Securities Exchange Act of 1934, as amended.
**	Previously filed.